SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 333 - 09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4º Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

1.	Earnings Release of Telesp Celular Participações S.A. for the Fourth Quarter and Full Year of 2005, dated February 23, 2006*
2.	Earnings Release of Celular CRT Participações S.A. for the Fourth Quarter and Full Year of 2005, dated February 23, 2006*
3.	Notice to Shareholders, dated February 23, 2006*
4.	Press release, dated February 23, 2006*

*	Expressly incorporated by reference into Telesp Celular Participações S.A.’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein.

VIVO, THE SOUTHERN HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FOURTH QUARTER 2005 AND YEAR 2005 CONSOLIDATED RESULTS OF TELESP CELULAR PARTICIPAÇÕES S.A.

São Paulo - Brazil, February 23, 2006 – Telesp Celular Participações S.A. (TCP) (BOVESPA: TSPP3 (ON = Common Shares) / TSPP4 (PN = Preferred Shares); NYSE: TCP), announced today its consolidated results for fourth quarter 2005 and year 2005 (4Q05 and 2005). The Company’s operating and financial information, except as otherwise indicated, is presented in Brazilian reais in accordance with Brazilian Corporate Law. TCP controls: (i) 100% of the share capital of Telesp Celular S.A. (TC); (ii) 100% of the share capital of Global Telecom S.A. (GT); and (iii) 90.59% of the voting capital (52.47% of the total capital), of Tele Centro Oeste Celular Participações S.A. (TCO) (since February 22nd, 2006 TCP holds 100% of TCO).

HIGHLIGHTS

								Accum.
R$ million	4 Q 05	3 Q 05	Δ%		4 Q 04	Δ%		2005	2004	Δ%
Net operating revenue	1,981.4	1,865.0	6.2%		1,953.1	1.4%		7,473.2	7,341.0	1.8%
Net service revenues	1,665.4	1,596.4	4.3%		1,596.9	4.3%		6,361.0	6,165.6	3.2%
Net handset revenues	316.0	268.6	17.7%		356.2	-11.3%		1,112.2	1,175.4	-5.4%
Total operating costs	(1,563.4)	(1,337.7)	16.9%		(1,340.8)	16.6%		(5,434.1)	(4,752.9)	14.3%
Depreciation and amortization	(410.6)	(410.7)	0.0%		(355.1)	15.6%		(1,552.4)	(1,273.5)	21.9%
Net income	(318.0)	(215.2)	47.8%		(234.7)	35.5%		(909.2)	(490.1)	85.5%
Loss per share (R$ per share)	(0.48)	(0.32)	47.8%		(0.50)	-4.1%		(1.37)	(1.05)	31.3%
Loss per ADR (R$)	(0.48)	(0.32)	47.8%		(0.50)	-4.1%		(1.37)	(1.05)	31.3%
Number of shares (million)	662.3	662.3	0.0%		468.7	41.3%		662.3	468.7	41.3%
Capex	611.5	244.3	150.3%		511.5	19.6%		1,557.7	1,395.0	11.7%
Capex over net revenues	30.9%	13.1%	17.8	p.p.	26.2%	4.7	p.p.	20.8%	19.0%	1.8	p.p.
Customers (thousand)	20,201	19,370	4.3%		17,631	14.6%		20,201	17,631	14.6%
Net additions (thousand)	830	371	123.8%		1,268	-34.5%		2,570	4,330	-40.6%

Telesp Celular Participações (controlling shareholder of Tele Centro Oeste Participações S.A.), along with Tele Leste Celular Participações S.A., Tele Sudeste Celular Participações S.A. and Celular CRT Participações S.A., make up the assets of the joint venture undertaken by Telefónica Móviles and Portugal Telecom that operates under the VIVO brand, Top of Mind within its coverage area. VIVO Group is a pioneer in 3rd generation services in Brazil, having launched the CDMA EV-DO technology in the main cities of the country and having won more than 40 prizes in 2005. In December 2005, VIVO Group exceeded 29 million customers, thus keeping its market leadership.

TELESP CELULAR PARTICIPAÇÕES S.A.

TCP HIGHLIGHTS 4Q05

•        Christmas campaign focused on high value market segments.

•        TCP’s customer base rose 14.6% in relation to 4Q04, recording 20,201 thousand customers.

•        Acquisition mix in the accumulated total for 2005 presented an increase in the postpaid segment which represented 10.5% of net adds, 7.3 p.p. superior when compared to the 2004.

•        In the comparison with 4Q04, the postpaid customer base grew 9.5%, showing the results of the campaigns for acquisition of customers in this segment.

•        Reduction of the SAC by 13.0% in the quarter, which reflects the Company’s selling efforts and better commercial costs.

•        Post-paid ARPU recorded 8.6% increase in relation to 4Q04. In comparison with 3Q05, growth of 2.6%.

•        Post-paid MOU increased by 4.5%, with addition of 10 minutes, in relation to 4Q04.

•        Subscription and usage revenue increased by 1.4% and 10.2% in 4Q05 in relation to 3Q05 and 4Q04, respectively.

•        Sustained growth in data revenues by 43.0% in the year-to-year comparison, accounting for 6.6% of the net services revenue, in 4Q05.

•        Launching of new corporate solutions focused on high speed in data transmission, such as Smart Mail 3G and VIVO ZAP 3G.

•        In the State of São Paulo, 100% coverage of the municipalities in its SMP area with CDMA 1xRTT digital technology and use of CDMA2000 1xEV-DO technology in the city of São Paulo.

TELESP CELULAR PARTICIPAÇÕES S.A.

VIVO	Vivo launched a campaign in October 2005, called “Vivo e Você na Copa” (Vivo and You in the World Soccer Cup), which is focused on the current customer base (post and prepaid), aiming at increasing profitability. Such campaign will take 75 customers with companion to watch Brazil’s games in the 2006 World Soccer Cup, being valid until March 31, 2006. To end the year, Vivo granted an unprecedented and quite attractive benefit, easily understood by the customers, which was intended to exploit freedom in using wireless phones with the “Natal Bônus Livre” (Free Bonus Christmas), a bonus of R$ 40/month (during 6 months) for local calls to any direction (wireless or fixed telephone), conditioned upon monthly recharge and punctual payment of postpaid bills, in addition to a data package (SMS and MMS).

Distribution Channels	On December 31, 2005, TCP had more than 200 own purchase points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling more than 5,500 points of purchase, which are able to market services and cellular handsets, thus making the Company also a leader in number of distribution channels.

Technological Innovations	Vivo launched the Corporate 3G, in the cities of São Paulo, Rio de Janeiro and Curitiba, with the purpose of increasing the options already made available by it to corporate clients. An example of such service is the Vivo Smart Mail, which allows personal information to be accessed, at real time, from a PDA. Another innovation is the Globalmoto, first world cell phone of a Brazilian operator that works automatically in places where CDMA is not applicable achieving international roaming over more than 170 countries.

Other Events	On December 2, 2005 the Supreme Federal Court judged favorably an injunction based on the unconstitutionality of the base for the calculus of the PIS and of the COFINS. The said injunction was filed by TCO and consequent to the decision, the Company promoted the reversal of the outstanding provision in the amount of R$ 9.5 million. The other Companies, TC, TCP and GT carry similar injunctions, which altogether add up to R$ 140.3 million as of December 31, 2005 and, relative to these injunctions, the referred Companies will wait for the respective decisions by the Supreme Federal Courts to proceeds the reversal of the relative provisions.

The Norte Brasil Telecom (PA, AM, AP, RR and MA), the Telemat Celular S/A (MT), the Teleacre Celular S/A (AC) and the Teleron Celular S/A (RO) obtained the approval by the ADA (Agência de Desenvolvimento da Amazônia) and the Receita Federal for the fiscal incentives to the reduction of the IRPJ (Income Tax) through the income from exploration. The said benefit is retroactive to 2004 and will be used up till 2013. The Companies will have the respective rights granted in the amounts of R$ 20.4 millions and R$11.6 millions related to the years 2004 and 2005, respectively.

Basis for Presentation of Results	The accumulated totals for 2005 and 2004 correspond to the values recorded in the twelve-month period ended on December 31 of the above mentioned years.

Some information disclosed for 4Q04, 3Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED OPERATING PERFORMANCE - TCP

								Accum.
	4 Q 05	3 Q 05	Δ%		4 Q 04	Δ%		2005	2004	Δ%
Total number of customers (thousand)	20,201	19,370	4.3%		17,631	14.6%		20,201	17,631	14.6%
Contract	3,116	3,055	2.0%		2,845	9.5%		3,116	2,845	9.5%
Prepaid	17,085	16,315	4.7%		14,786	15.5%		17,085	14,786	15.5%
Market Share (*)	45.2%	46.5%	-1.3	p.p.	51.4%	-6.2	p.p.	45.2%	51.4%	-6.2	p.p.
Net additions (thousand)	830	371	123.8%		1,268	-34.5%		2,570	4,330	-40.6%
Contract	60	87	-31.1%		59	2.0%		270	138	95.5%
Prepaid	770	284	171.2%		1,209	-36.3%		2,300	4,192	-45.1%
Market Share of net additions (*)	27.5%	17.6%	9.9	p.p.	31.4%	-3.9	p.p.	24.8%	40.0%	-15.2	p.p.
Market penetration (*)	49.3%	46.2%	3.1	p.p.	39.2%	10.1	p.p.	49.3%	39.2%	10.1	p.p.

SAC (R$)	131	151	-13.0%		141	-6.8%		146	136	7.0%

Monthly Churn	1.6%	1.7%	-0.1	p.p.	1.8%	-0.2	p.p.	1.6%	1.6%	0.0	p.p.
ARPU (in R$/month)	28.3	27.7	2.0%		31.6	-10.6%		28.2	33.4	-15.5%
Contract	95.2	92.8	2.6%		87.7	8.6%		90.1	89.7	0.4%
Prepaid	14.9	14.5	2.5%		18.6	-20.1%		15.5	19.7	-21.3%
Total MOU (minutes)	71	74	-3.7%		84	-15.2%		75	88	-14.5%
Contract	230	236	-2.6%		220	4.5%		226	219	3.1%
Prepaid	40	42	-4.0%		55	-26.7%		45	58	-22.3%

Employees	4,258	4,120	3.3%		4,217	1.0%		4,258	4,217	1.0%

(*)	source: Anatel

Operating Highlights of Telesp Celular Participações (TCP)

•        Continued market leadership as a result of the increase in the customer base by 14.6% over 4Q04, reaching 20,201 thousand customers, with growth of 9.5% of postpaid customers. Net additions in this segment totaled 270 thousand customers in 2005, an important increase in relation to 2004.

•        In 4Q05, post-paid net additions increased by 2.0% over the same period of last year and 9.5% in the year over date total, reflecting once again the Company’s successful commercial efforts focused on this segment.

•        SAC decreased by 13.0% and 6.8% over 3Q05 and 4Q04, respectively, as a result of the reduction in the total subsidy, at the same time maintaining the customer retention efforts, especially in medium and high end.

•        The postpaid ARPU of R$ 95.2 recorded a 8.6% increase in relation to 4Q04 and 2.6% in relation to 3Q05, resulting from the increase in the outgoing ARPU. The blended ARPU of R$ 28.3 recorded a reduction of 15.5% in relation to 2004, reflecting the reduction in the prepaid ARPU, which occurred, among other factors, due to the outbound traffic and the MOU of this segment.

•        The post-paid MOU increased by 4.5% in relation to 4Q04, and 3.1% in the comparison between the accumulated total for 2005 and 2004, mainly due to the increase in the outbound MOU of the post-paid customer base. The drop in the Total MOU is a result of the change occurred in the customer mix, with a slight increase in the prepaid customer base, having in mind that the prepaid MOU is impacted by the reduction in the fixed-to-mobile inbound traffic.

TELESP CELULAR PARTICIPAÇÕES S.A.

NET OPERATING REVENUES - TCP

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Subscription and Usage	830.8	819.5	1.4%	753.8	10.2%	3,117.7	2,827.9	10.2%
Network usage	666.9	678.6	-1.7%	778.4	-14.3%	2,837.5	3,023.3	-6.1%
Other services	167.7	98.3	70.6%	64.7	159.2%	405.8	314.4	29.1%
Net service revenues	1,665.4	1,596.4	4.3%	1,596.9	4.3%	6,361.0	6,165.6	3.2%

Net handset revenues	316.0	268.6	17.7%	356.2	-11.3%	1,112.2	1,175.4	-5.4%
Net Revenues	1,981.4	1,865.0	6.2%	1,953.1	1.4%	7,473.2	7,341.0	1.8%

Net Services Revenue	The net services revenue grew 4.3% in relation to 3Q05 and 4Q04, recording R$ 1,665.4 million in the quarter. Such result is caused, partially, by the increase in the customer base and in the use of data services, however partially offset by the profile adequacy effects, such as such as Vivo Ideal and customer loyalty campaigns. In the year 2005, as compared to 2004, the increase was 3.2%, recording R$ 6,361.0 million.

It must be highlighted that “subscription and usage revenue” recorded a 10.2% increase over the accumulated total for the year, due to the increase in the total outgoing traffic. In the service revenue, this increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-to-mobile traffic to mobile-to-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues were up 43.0% in the year-to-year comparison, representing 6.6% of the net service revenues in 4Q05 (4.8% in 4Q04). This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 58.2% of data revenues in 4Q05. Average number of SMS messages sent per month in the year was some 75 million.

TELESP CELULAR PARTICIPAÇÕES S.A.

OPERATING COSTS - TCP

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Personnel	(109.4)	(99.3)	10.2%	(104.2)	5.0%	(408.3)	(385.6)	5.9%
Cost of services rendered	(233.0)	(225.7)	3.2%	(212.9)	9.4%	(931.0)	(803.6)	15.9%
Leased lines	(27.7)	(34.4)	-19.5%	(30.5)	-9.2%	(133.9)	(119.8)	11.8%
Interconnection	(37.3)	(37.0)	0.8%	(66.5)	-43.9%	(158.7)	(222.2)	-28.6%
Rent/Insurance/Condominium fees	(26.7)	(26.1)	2.3%	(20.6)	29.6%	(97.0)	(90.3)	7.4%
Fistel and other taxes and contributions	(84.1)	(83.8)	0.4%	(50.7)	65.9%	(334.1)	(190.5)	75.4%
Third-party services	(54.2)	(42.4)	27.8%	(42.8)	26.6%	(198.6)	(173.3)	14.6%
Others	(3.0)	(2.0)	50.0%	(1.8)	66.7%	(8.7)	(7.5)	16.0%
Cost of goods sold	(423.4)	(358.6)	18.1%	(552.9)	-23.4%	(1,587.1)	(1,734.5)	-8.5%

Selling expenses	(726.6)	(555.1)	30.9%	(498.5)	45.8%	(2,219.6)	(1,573.2)	41.1%

Provision for bad debt	(254.8)	(135.2)	88.5%	(117.5)	116.9%	(569.9)	(269.2)	111.7%
Third-party services	(404.1)	(384.6)	5.1%	(351.8)	14.9%	(1,497.5)	(1,207.9)	24.0%
Others	(67.7)	(35.3)	91.8%	(29.2)	131.8%	(152.2)	(96.1)	58.4%
General & administrative expenses	(114.9)	(98.2)	17.0%	(41.3)	178.2%	(370.4)	(350.6)	5.6%
Other operating revenues (expenses)	43.9	(0.8)	n.a.	69.0	-36.4%	82.3	94.6	-13.0%

Total costs before depreciation / amortization	(1,563.4)	(1,337.7)	16.9%	(1,340.8)	16.6%	(5,434.1)	(4,752.9)	14.3%

Depreciation and amortization	(410.6)	(410.7)	0.0%	(355.1)	15.6%	(1,552.4)	(1,273.5)	21.9%
Total operating costs	(1,974.0)	(1,748.4)	12.9%	(1,695.9)	16.4%	(6,986.5)	(6,026.4)	15.9%

Personnel Cost	The increase in personnel cost in the comparison between 4Q05 and 3Q05 is a result of the application of salary adjustments pursuant to the November/2005 collective bargaining agreement, impacting on the year’s provisions and adjustment to benefits. The 5.9% growth registered in 2005 as compared to 2004 is due to the collective bargaining and to an adjustment in headcount.

Cost of Services Rendered	The increase of 9.4% in the cost of services rendered in 4Q05, when compared to 4Q04 and of 15.9% in the accumulated total for 2005 in relation to 2004, due to the increase in Fistel and other fees and contributions in the periods reviewed and is caused by the equalization of TCO’s accounting criteria with those of the other Group Companies, and is also due to the increase of costumer base. Contributed to such growth as well, the increase in third-party services, especially in public utilities and plant maintenance.

Cost of Goods Sold	Cost of goods sold decreased by 23.4% in relation to 4Q04 and 8.5% when compared to the accumulated total for 2005 in relation to 2004, mostly due to the decrease in the number of activated handsets, reduced costs and handset mix, as a result of the market conditions.

TELESP CELULAR PARTICIPAÇÕES S.A.

Selling Expenses	In 4Q05, selling expenses increased by 45.8% in relation to 4Q04 and by 41.1% in the comparison between the accumulated totals for 2005 and 2004, caused by an increase in expenses with third-party services, especially publicity, commissions, and post-sale “client care”, related to the increase in the total customer base recorded in 2005, as well as the increase in the costs with regular rendering of services and customer loyalty.

The Provision for Bad Debt – PBD recorded the amount of R$ 254.8 million in 4Q05 and R$ 569.9 million in the year 2005.

In addition to the effect from adjustments in the recognition of the acquisition of customers, it must be mentioned that the company provisioned revenue from receivables of calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our clients. It must be said that structural measures and process actions have been adopted, including substitution of systems and certification of analog networks and TDMA of other operators to substantially reduce said expenses.

Disregarding the above mentioned effects, we estimate that the PDD would have recorded R$ 87.4 million for 4Q05 and R$ 324.6 million for year 2005, in line with the business evolution.

General and Administrative Expenses	General and administrative expenses recorded 178.2% increase in relation to 4Q04, due to the increase in expenses with third-party services, especially labor, plant and systems maintenance. The 5.6% increase in the accumulated total for 2005 over 2004 is especially caused by the increase in expenses with third-party services, mainly in data processing and plant maintenance.

Other Operating Revenues/ Expenses	The 4Q05 recorded a reduction of 36.4% in its revenues when compared to the same period of the previous year due to the increase in expenses with the contingencies provision and to the reduction in the revenue arising out of commercial incentives. The 13.0% variation between the accumulated total for 2005 and 2004 is due to the increase in expenses with taxes and contingency provisions, offset by the increase in the revenue from commercial incentives.

Depreciation and Amortization	Depreciation and amortization expenses increased by 15.6% in the 4Q05 in relation to 4Q04 due to investments effected and the activation of assets due to the conclusion of works. In 2005 had begun the goodwill amortization of Global Telecom S/A.

TELESP CELULAR PARTICIPAÇÕES S.A.

FINANCIAL REVENUES (EXPENSES) - TCP

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Financial Revenues	(69.8)	252.5	n.a.	(109.5)	-36.3%	712.6	621.0	14.8%
Exchange rate variation / Monetary variation	(124.2)	179.0	n.a.	(169.2)	-26.6%	451.5	397.7	13.5%
Other financial revenues	68.1	79.5	-14.3%	37.9	79.7%	281.1	252.5	11.3%
(-) Pis/Cofins taxes on financial revenues	(13.7)	(6.0)	128.3%	21.8	n.a.	(20.0)	(29.2)	-31.5%
Financial Expenses	(164.0)	(471.6)	-65.2%	(234.5)	-30.1%	(1,630.2)	(1,716.3)	-5.0%
Exchange rate variation / Monetary variation	(35.8)	(1.8)	n.a.	407.6	n.a.	(73.6)	(94.5)	-22.1%
Other financial expenses	(166.1)	(154.5)	7.5%	(204.8)	-18.9%	(615.5)	(708.0)	-13.1%
Gains (Losses) with derivatives transactions	37.9	(315.3)	n.a.	(437.3)	n.a.	(941.1)	(913.8)	3.0%
Net Financial Income	(233.8)	(219.1)	6.7%	(344.0)	-32.0%	(917.6)	(1,095.3)	-16.2%

Financial Revenues (Expenses)	TCP’s net financial expense in 4Q05 increased by R$ 14.7 million when compared to 3Q05, despite the positive effect in the reduction of the interest rate of the period (4.74% in 3Q05 and 4.31% in 4Q05). Such variation was caused, mainly, by the assessment of Pis/Cofins of R$ 15.3 million in the Interest on Own Capital in December 2005 in one of its controlled companies (R$ 6.1 million in 3Q05) and the non-recurrent positive effect in 3Q05 obtained in the advanced payment of the tax incentive with the State of Goiás Treasury Department (Teleproduzir). Another negative effect in 4Q05 was the increase in the monetary adjustment assessed on contingency (Telebrás spin-off) and tax incentives (Paraná Mais Empregos).

In the comparison of the accumulated total for 2005 over the same period of 2004, TCP reduced its net financial expense by R$ 177.7 million, mainly due to the reduction of spreads obtained upon renewals of financial transactions, which offset the increase in interest rates in the period (actual CDI of 16.17% in 2004 against 19.0% in 2005).

In consequence of the application of the TCP’s hedge policy, for protection against foreign exchange volatility, the company has provided coverage of 100% of the debt exposure, in such a manner that the final cost of the foreign exchange debt (R$ 3,219.8 million) together with the derivative (swap) is now referenced in reais (CDI: 4.31% in 4Q05). The result of the foreign exchange debt and derivative is evidenced, mainly, in the sum of gains with derivatives of R$ 37.9 million and losses with foreign exchange variation of R$ 160.0 million.

Net Result	The loss recorded in 4Q05 was R$ 318.0 million, and in the accumulated total for the year was R$ 909.2 million.

TELESP CELULAR PARTICIPAÇÕES S.A.

LOANS AND FINANCING - TCP

	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total
Financial institutions	1,686.9	268.9	48.9	2,724.5	446.4	5,175.6
Fixcel – TCO’s Acquisition	17.4	—	—	—	—	17.4
Total	1,704.3	268.9	48.9	2,724.5	446.4	5,193.0

Exchange rate used		1.925394	0.044874	2.3407	0.019833

Payment Schedule - Long Term
2007	117.9	92.7	17.6	1,554.9	249.1	2,032.2
as from 2007	1,517.4	68.2	13.1	15.2	—	1,613.9
Total	1,635.3	160.9	30.7	1,570.1	249.1	3,646.1

NET DEBT - TCP

	Dec 31. 05	Sep 30. 05
Short Term	1,546.9	1,640.0
Long Term	3,646.1	3,309.9

Total debt	5,193.0	4,949.9

Cash and cash equivalents	(1,022.1)	(1,200.6)
Derivatives	310.1	555.7

Net Debt	4,481.0	4,305.0

(*)	BNDES long term interest rate unit

(**)	UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

Indebtedness	On December 31, 2005, TCP’s debts related to loans and financings amounted to R$ 5,193.0 million (R$ 4,949.9 million on September 30, 2005), 62% of which is nominated in foreign currency. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is reais-referenced. This debt was offset by cash and financial investments (R$ 1,022.1 million) and by derivative assets and liabilities (R$ 310.1 million payable) resulting in a net debt of R$ 4,481.0 million, a 4.1% increase in relation to September 2005.

The increase in TCP’s net debt in 4Q05 in relation to 3Q05 in the amount of R$ 176 million is due, mainly, to the reduction in the net cash position of its controlled company TCO as a result of payments effected in December 2005 referring to Interest on Own Capital for fiscal year 2004, Interim Dividends for fiscal year 2005, and postponement of the maturity date of some postpaid cycles, in addition to the increase in controlling TCP on account of the carrying cost of its debt.

Short-term debt represented 29.8% of total debt at December 31, 2005 (33.1% in September 2005).

TELESP CELULAR PARTICIPAÇÕES S.A.

CAPEX - TCP

				Accum.
R$ million	4 Q 05	3 Q 05	4 Q 04	2005	2004
Network	342.1	123.5	285.3	933.1	830.7
Technology / Information System	205.2	68.1	118.7	386.2	285.9
Other	64.2	52.7	107.5	238.4	278.4
Total	611.5	244.3	511.5	1,557.7	1,395.0

% Net Revenues	30.9%	13.1%	26.2%	20.8%	19.0%

Capital Expenditures (Capex)	Capital expenditures of R$ 1,557.7 million in 2005 are basically due to the following factors: (i) more accelerated migration from TDMA to CDMA technology, thus following the competing operators, which are also migration from TDMA: (ii) improvement in the consolidation and rationalization of the information systems, especially billing, customer care, platforms and management systems; (iii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iv) terminals and technology for meeting the corporate segment.

Capital Market	In 4Q05, the value of TCP’s common shares (ON) increased by 69.8% and the value of preferred shares (PN) dropped by 0.6%, while the Bovespa Index (São Paulo Stock Exchange Index) ended the year with 5.9% increase. From September to December 2005, the Company’s PN shares were traded in 100% of the trading sessions, with an average daily volume of R$ 12.9 million. By the end of 4Q05, ON and PN shares were traded at R$ 8.49 and R$ 8.85, respectively.

The price of TCP’s level II ADRs dropped by 3.3% in the quarter, in face of a 1.4% increase in the Dow Jones index. The average daily volume of transactions in the NYSE during 4Q05 was US$ 5.8 million. The closing price of TCP’s ADRs in the quarter was US$ 3.78.

TELESP CELULAR PARTICIPAÇÕES S.A.

Corporate Restructuring	The managements of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) (“Companies”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, informed to the public that their respective Boards of Directors, approved the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for transfer of TCO shares to TCP for conversion of TCO into a wholly-owned subsidiary of TCP and the merger of TSD, TLE, and CRTPart into TCP (“Corporate Restructuring”).

The managements of TCP, TCO, TSD, TLE and CRTPart consider that the Corporate Restructuring, with the consequent concentration of the shareholders of the Companies in one sole publicly-held company and the transfer of TCO’s shares and of the respective equity of TSD, TLE, and CRTPart to TCP, with the consequent extinguishment of the mergees, will simplify the present organizational structure, by reducing costs and increasing the equity value for the shareholders, allow their shareholders to hold interest in a company with higher liquidity in the Brazilian and foreign stock exchanges, and make easier the unification, standardization and rationalization of the general management of TCP’s, TCO’s, TSD’s, TLE’s and CRTPart’s businesses, allowing enhanced synergies among the referred Companies, which, either directly or through the respective operators controlled by them, already use “VIVO brand.

In the Shareholders Meeting of TCP, TCO, TSD, TLE and CRTPart held on February 22, 2006, the Corporate Restructure was duly approved and Telesp Celular Participações will be named VIVO PARTICIPAÇÕES S.A.

Social Responsibility

•      At the end of 2005, the Institute Vivo had already benefited more than 500 thousand persons in its sphere of influence through concentrated actions in education and environment, by means of partnerships with big institutions both in the private and in the public domains thus consolidating its performance.

•      The Programa Vivo Voluntário (Vivo Volunteer Program) that operates in projects directed to help persons with visual deficiency, in its year and a half of existence, has more than 600 collaborators.. In the last quarter 2005, inaugurated in Rio de Janeiro a tape recording studio and an audio library, two special places for the volunteers to tape read books and produce CDs that will be given to institutions that help people with visual deficiencies.

•      By means of an initiative undertaken in the 2005 Christmas, the volunteers collected more than 6,000 gift packages throughout the Country. The packages contained toys and clothes for children that were distributed to kids sponsored by entities that have signed partnership agreements with the VIVO Institute.

•      Vivo and Vivo Institute were awarded several prizes in the last quarter of 2005, among which the following are worthy of mention: the Environment Case Prize, to Vivo’s Waste Management project, awarded by Valor Econômico newspaper; Abrafort Prize to Vivo Volunteer Program; Darcy Ribeiro Education Prize awarded by the Brazilian House of Representatives to “Escola Solidária” project, which is supported by the Institute; APCA Prize to ESPN’s Sports Caravan television project, supported by Vivo Institute, and one of the finalists of the Esso Journalism Prize; in addition to a mention to Vivo in the 2005 Good Corporate Citizenship for the support given to education projects, such as Young Excelling, carried out in partnership with Ayrton Senna Institute.

TELESP CELULAR PARTICIPAÇÕES S.A.

Main Prizes, Awards and Events

•      Vivo was awarded, in October, the Superbrand Awards 2005 trophy, delivered by Superbrands Brasil, an affiliate of Superbrands Global – an independent international organization engaged in world evaluation and projection of brands. This is the first national edition of this world project, which has been carried out for ten years in 50 countries.

•      Vivo was further awarded, in November, with two trophies in the 2005 edition of the B2B Quality Standard prize, sponsored by Padrão Editorial. 94 companies participate in this ranking. Vivo has been also outstanding in the Info 2005 Prize, sponsored by Revista Info, of Abril publishing company. The prized case was the Vivo Localiza service. Such prizes evidence the market’s recognition of our efforts, besides attesting to the quality of Vivo’s professional staff.

• Vivo Open Air, the largest open-air cinema in the world, was awarded a prize in December by Cool Magazine, being considered the best event by Cool Magazine for the second consecutive year.

• Vivo was awarded the title of Year’s Advertiser in Caboré 2005 Prize. Vivo is the Caboré’s year advertiser, which prize is awarded by Meio & Mensagem newspaper.

Subsequent Events	Vivo has launched the digital roaming service in Minas Gerais and in 6 Northeast states. As from 01/30, Vivo postpaid customers who buy a Motorola A840 – GLOBALMOTO handset will have available an automatic digital roaming service in all Brazilian states, in addition to the international roaming in more than 170 countries in the five continents, using the same handset and same Vivo telephone number.

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED BALANCE SHEET - TCP

R$ million	Dec 31. 05	Dec 31. 04
ASSETS
Current Assets	4,628.1	4,363.3

Cash and banks	117.9	111.4
Temporary cash investments	904.2	1,069.5
Net accounts receivable	1,775.4	1,483.8
Inventory	258.8	455.3
Prepayment to Suppliers	18.3	52.9
Deferred and recoverable taxes	949.1	871.2
Derivatives transactions	300.7	7.8
Prepaid Expenses	187.3	157.2
Other current assets	116.4	154.2

Long Term Assets	1,437.7	1,892.8

Derivatives transactions	5.4	385.3
Deferred and recoverable taxes	1,352.8	1,397.2
Prepaid Expenses	25.0	36.1
Other long term assets	54.5	74.2

Permanent Assets	7,720.9	7,883.3

Investment	1,550.2	2,056.4
Plant, property and equipment	5,993.4	5,603.0
Deferred assets	177.3	223.9

Total Assets	13,786.7	14,139.4

LIABILITIES
Current Liabilities	4,351.2	5,643.8

Suppliers and Consignment	1,536.3	1,692.5
Personnel, tax and benefits	105.1	104.3
Taxes, fees and contributions	403.2	343.4
Interest on own capital	51.8	82.3
Loans and financing	1,546.9	2,896.1
Contingencies provision	171.0	124.3
Derivatives transactions	321.7	266.2
Other current liabilities	215.2	134.7

Long Term Liabilities	4,361.8	2,645.1

Loans and financing	3,646.1	2,067.1
Contingencies provision	207.6	195.4
Impostos, taxas e contribuições	169.6	189.4
Derivatives transactions	294.4	153.8
Other long term liabilities	44.1	39.4

Minority interest	1,058.2	942.9

Advancement for future capital increase	0.0	1,999.9

Shareholder’s Equity	4,015.2	2,907.4

Funds for capitalization	0.3	0.3

Total Liabilities	13,786.7	14,139.4

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED INCOME STATEMENTS - TCP

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	2,766.9	2,574.1	7.5%	2,636.0	5.0%	10,254.8	9,755.6	5.1%
Gross service revenues	2,171.2	2,099.6	3.4%	2,028.7	7.0%	8,269.3	7,802.3	6.0%
Deductions – Taxes and others	(505.8)	(503.1)	0.5%	(431.8)	17.1%	(1,908.3)	(1,636.5)	16.6%
Gross handset revenues	595.7	474.5	25.5%	607.3	-1.9%	1,985.5	1,953.3	1.6%
Deductions – Taxes and others	(279.7)	(205.9)	35.8%	(251.1)	11.4%	(873.3)	(778.1)	12.2%

Net Revenues	1,981.4	1,865.0	6.2%	1,953.1	1.4%	7,473.2	7,341.0	1.8%

Net service revenues	1,665.4	1,596.4	4.3%	1,596.9	4.3%	6,361.0	6,165.6	3.2%
Subscription and Usage	830.8	819.5	1.4%	753.8	10.2%	3,117.7	2,827.9	10.2%
Network usage	666.9	678.6	-1.7%	778.4	-14.3%	2,837.5	3,023.3	-6.1%
Other services	167.7	98.3	70.6%	64.7	159.2%	405.8	314.4	29.1%
Net handset revenues	316.0	268.6	17.7%	356.2	-11.3%	1,112.2	1,175.4	-5.4%

Operating Costs	(1,563.4)	(1,337.7)	16.9%	(1,340.8)	16.6%	(5,434.1)	(4,752.9)	14.3%

Personnel	(109.4)	(99.3)	10.2%	(104.2)	5.0%	(408.3)	(385.6)	5.9%
Cost of services rendered	(233.0)	(225.7)	3.2%	(212.9)	9.4%	(931.0)	(803.6)	15.9%
Leased lines	(27.7)	(34.4)	-19.5%	(30.5)	-9.2%	(133.9)	(119.8)	11.8%
Interconnection	(37.3)	(37.0)	0.8%	(66.5)	-43.9%	(158.7)	(222.2)	-28.6%
Rent/Insurance/Condominium fees	(26.7)	(26.1)	2.3%	(20.6)	29.6%	(97.0)	(90.3)	7.4%
Fistel and other taxes and contributions	(84.1)	(83.8)	0.4%	(50.7)	65.9%	(334.1)	(190.5)	75.4%
Third-party services	(54.2)	(42.4)	27.8%	(42.8)	26.6%	(198.6)	(173.3)	14.6%
Others	(3.0)	(2.0)	50.0%	(1.8)	66.7%	(8.7)	(7.5)	16.0%
Cost of handsets	(423.4)	(358.6)	18.1%	(552.9)	-23.4%	(1,587.1)	(1,734.5)	-8.5%
Selling expenses	(726.6)	(555.1)	30.9%	(498.5)	45.8%	(2,219.6)	(1,573.2)	41.1%
Provision for bad debt	(254.8)	(135.2)	88.5%	(117.5)	116.9%	(569.9)	(269.2)	111.7%
Third-party services	(404.1)	(384.6)	5.1%	(351.8)	14.9%	(1,497.5)	(1,207.9)	24.0%
Others	(67.7)	(35.3)	91.8%	(29.2)	131.8%	(152.2)	(96.1)	58.4%
General & administrative expenses	(114.9)	(98.2)	17.0%	(41.3)	178.2%	(370.4)	(350.6)	5.6%
Other operating revenue (expenses)	43.9	(0.8)	n.a.	69.0	-36.4%	82.3	94.6	-13.0%

Depreciation and Amortization	(410.6)	(410.7)	0.0%	(355.1)	15.6%	(1,552.4)	(1,273.5)	21.9%

Net Financial Income	(233.8)	(219.1)	6.7%	(344.0)	-32.0%	(917.6)	(1,095.3)	-16.2%
Financial Revenues	(69.8)	252.5	n.a.	(109.5)	-36.3%	712.6	621.0	14.8%
Exchange rate variation / Monetary variation	(124.2)	179.0	n.a.	(169.2)	-26.6%	451.5	397.7	13.5%
Other financial revenues	68.1	79.5	-14.3%	37.9	79.7%	281.1	252.5	11.3%
(-) Pis/Cofins taxes on financial revenues	(13.7)	(6.0)	128.3%	21.8	n.a.	(20.0)	(29.2)	-31.5%
Financial Expenses	(164.0)	(471.6)	-65.2%	(234.5)	-30.1%	(1,630.2)	(1,716.3)	-5.0%
Exchange rate variation / Monetary variation	(35.8)	(1.8)	n.a.	407.6	n.a.	(73.6)	(94.5)	-22.1%
Other financial expenses	(166.1)	(154.5)	7.5%	(204.8)	-18.9%	(615.5)	(708.0)	-13.1%
Gains (Losses) with derivatives transactions	37.9	(315.3)	n.a.	(437.3)	n.a.	(941.1)	(913.8)	3.0%
Non-operating revenue/expenses	(77.5)	6.3	n.a.	(52.6)	47.3%	(65.2)	(50.8)	28.3%
Taxes	19.7	(75.1)	n.a.	(33.1)	n.a.	(246.2)	(327.0)	-24.7%
Minority Interest	(33.8)	(43.9)	-23.0%	(62.2)	-45.7%	(166.9)	(331.6)	-49.7%

Net Income	(318.0)	(215.2)	47.8%	(234.7)	35.5%	(909.2)	(490.1)	85.5%

TELESP CELULAR PARTICIPAÇÕES S.A.

OPERATING PERFORMANCE - TELESP CELULAR S.A

								Accum.
	4 Q 05	3 Q 05	Δ%		4 Q 04	Δ%		2005	2004	Δ%
Total number of customers (thousand)	10,476	9,986	4.9%		9,232	13.5%		10,476	9,232	13.5%
Contract	1,779	1,725	3.1%		1,603	11.0%		1,779	1,603	11.0%
Prepaid	8,696	8,261	5.3%		7,629	14.0%		8,696	7,629	14.0%
Market Share (*)	49.2%	50.1%	-0.9	p.p.	55.2%	-6.0	p.p.	49.2%	55.2%	-6.0	p.p.
Net additions (thousand)	491	254	93.1%		475	3.3%		1,244	1,737	-28.4%
Contract	55	63	-13.1%		41	33.6%		177	128	38.1%
Prepaid	436	191	128.1%		434	0.4%		1,068	1,609	-33.6%
Market Share of net additions (*)	36.0%	25.9%	10.1	p.p.	30.7%	5.3	p.p.	27.3%	38.4%	-11.1	p.p.
Market penetration (*)	53.0%	49.9%	3.1	p.p.	42.7%	10.3	p.p.	53.0%	42.7%	10.3	p.p.

SAC (R$)	151	167	-9.4%		166	-8.8%		159	160	-0.8%

Monthly Churn	1.4%	1.6%	-0.2	p.p.	1.7%	-0.3	p.p.	1.6%	1.6%	0.0	p.p.
ARPU (in R$/month)	32.7	30.8	6.3%		34.8	-5.9%		31.8	36.4	-12.6%
Contract	103.4	98.2	5.3%		94.0	10.0%		96.6	96.6	0.0%
Prepaid	17.3	16.4	5.7%		21.1	-18.0%		17.7	22.1	-20.0%
Total MOU (minutes)	79	80	-1.6%		88	-10.6%		81	93	-12.5%
Contract	247	250	-1.2%		236	4.7%		241	237	1.7%
Prepaid	43	44	-2.3%		55	-21.9%		47	59	-20.3%

Employees	2,613	2,475	5.6%		2,431	7.5%		2,613	2,431	7.5%

(*)	source: Anatel

Operating Highlights of Telesp Celular (TC)	• Continued market leadership as a result of the increase in the customer base by 13.5% over 4Q04, reaching 10,476 thousand customers, despite the strong competition in the wireless telephony market.

•        Total net additions of postpaid customers grew 33.6% when compared to the same period of the previous year, reflecting, once again, the results of commercial actions carried out by the Company, especially focused on this segment, where competition is stronger.

•        SAC decreased by 9.4% and 8.8% in relation to 3Q05 and 4Q04, respectively, as a result of the reduction in the total subsidy. Customer retention efforts continued, at the same time, especially with respect to medium and high end customers.

•        The blended ARPU of R$ 32.7 recorded a 6.3% increase in relation to 3Q05, caused, among other factors, by the increase in the outgoing ARPU. The 5.9% reduction in relation to 4Q04 is basically due to the reduction in the inbound ARPU, due to the reduction in the fixed-mobile traffic.

•        Postpaid MOU increased by 4.7% in relation to 4Q04, mainly reflecting the increase in the outgoing MOU of the post-paid customer base. Total MOU was impacted by the change in the customer mix, with slight increase in the prepaid customer base, reminding that the prepaid MOU is impacted by the reduction in the fixed-mobile incoming traffic.

TELESP CELULAR PARTICIPAÇÕES S.A.

INCOME STATEMENTS - TELESP CELULAR S.A.

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	1,617.4	1,493.9	8.3%	1,544.5	4.7%	5,979.2	5,781.9	3.4%

Gross service revenues	1,268.9	1,187.1	6.9%	1,167.1	8.7%	4,735.5	4,572.5	3.6%
Deductions – Taxes and others	(270.7)	(276.0)	-1.9%	(236.6)	14.4%	(1,034.9)	(914.8)	13.1%
Gross handset revenues	348.5	306.8	13.6%	377.4	-7.7%	1,243.7	1,209.4	2.8%
Deductions – Taxes and others	(152.7)	(132.0)	15.7%	(174.7)	-12.6%	(563.3)	(538.0)	4.7%
Net Revenues	1,194.0	1,085.9	10.0%	1,133.2	5.4%	4,381.0	4,329.1	1.2%

Net service revenues	998.2	911.1	9.6%	930.5	7.3%	3,700.6	3,657.7	1.2%
Subscription and Usage	470.0	432.8	8.6%	415.5	13.1%	1,676.6	1,602.4	4.6%
Network usage	457.1	416.1	9.9%	471.5	-3.1%	1,766.0	1,840.2	-4.0%
Other services	71.1	62.2	14.3%	43.5	63.4%	258.0	215.1	19.9%
Net handset revenues	195.8	174.8	12.0%	202.7	-3.4%	680.4	671.5	1.3%

Operating Costs	(906.5)	(764.4)	18.6%	(784.8)	15.5%	(3,121.3)	(2,796.1)	11.6%

Personnel	(56.0)	(50.2)	11.6%	(53.8)	4.1%	(205.7)	(197.0)	4.4%
Cost of services rendered	(122.4)	(126.1)	-2.9%	(145.7)	-16.0%	(515.0)	(524.6)	-1.8%
Leased lines	(13.0)	(18.3)	-29.0%	(19.2)	-32.3%	(73.4)	(74.7)	-1.7%
Interconnection	(18.1)	(18.1)	0.0%	(47.1)	-61.6%	(81.8)	(130.3)	-37.2%
Rent/Insurance/Condominium fees	(17.8)	(16.6)	7.2%	(14.6)	21.9%	(66.1)	(64.5)	2.5%
Fistel and other taxes and contributions	(42.3)	(42.7)	-0.9%	(35.5)	19.2%	(170.2)	(140.2)	21.4%
Third-party services	(30.8)	(29.7)	3.7%	(28.5)	8.1%	(121.6)	(112.0)	8.6%
Others	(0.4)	(0.7)	-42.9%	(0.8)	-50.0%	(1.9)	(2.9)	-34.5%
Cost of handsets	(238.2)	(215.9)	10.3%	(279.1)	-14.7%	(887.9)	(905.3)	-1.9%
Selling expenses	(414.5)	(312.4)	32.7%	(328.3)	26.3%	(1,307.0)	(971.8)	34.5%
Provision for bad debt	(99.5)	(62.7)	58.7%	(101.5)	-2.0%	(273.3)	(194.3)	40.7%
Third-party services	(251.4)	(234.3)	7.3%	(211.7)	18.8%	(926.3)	(725.7)	27.6%
Others	(63.6)	(15.4)	313.0%	(15.1)	321.2%	(107.4)	(51.8)	107.3%
General & administrative expenses	(79.8)	(55.0)	45.1%	(3.0)	n.a.	(231.4)	(237.6)	-2.6%
Other operating revenue (expenses)	4.4	(4.8)	n.a.	25.1	-82.5%	25.7	40.2	-36.1%

Depreciation and Amortization	(186.3)	(164.0)	13.6%	(158.7)	17.4%	(656.6)	(601.9)	9.1%

Net Financial Income	(74.6)	(90.3)	-17.4%	(116.6)	-36.0%	(347.9)	(324.0)	7.4%
Financial Revenues	(59.7)	99.1	n.a.	(8.8)	578.4%	259.3	144.1	79.9%
Exchange rate variation / Monetary variation	(63.4)	92.5	n.a.	3.5	n.a.	236.7	114.9	106.0%
Other financial revenues	3.7	6.6	-43.9%	(18.8)	n.a.	22.7	35.5	-36.1%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	6.5	n.a.	(0.1)	(6.3)	-98.4%
Financial Expenses	(14.9)	(189.4)	-92.1%	(107.8)	-86.2%	(607.2)	(468.1)	29.7%
Exchange rate variation / Monetary variation	(6.8)	(2.4)	183.3%	67.7	n.a.	(15.5)	(33.0)	-53.0%
Other financial expenses	(38.9)	(35.2)	10.5%	(44.5)	-12.6%	(149.0)	(173.9)	-14.3%
Gains (Losses) with derivatives transactions	30.8	(151.8)	n.a.	(131.0)	n.a.	(442.7)	(261.2)	69.5%
Non-operating revenue/expenses	(44.4)	(1.0)	n.a.	(39.9)	11.3%	(42.7)	(40.3)	6.0%
Taxes	23.2	(31.9)	n.a.	(11.4)	n.a.	(81.6)	(105.2)	-22.4%

Net Income	5.4	34.3	-84.3%	21.8	-75.2%	130.9	461.6	-71.6%

TELESP CELULAR PARTICIPAÇÕES S.A.

OPERATING PERFORMANCE - GLOBAL TELECOM S.A.

								Accum.
	4 Q 05	3 Q 05	Δ%		4 Q 04	Δ%		2005	2004	Δ%
Total number of customers (thousand)	2,910	2,824	3.0%		2,579	12.8%		2,910	2,579	12.8%
Contract	366	353	3.8%		298	23.0%		366	298	23.0%
Prepaid	2,543	2,471	2.9%		2,281	11.5%		2,543	2,281	11.5%
Market Share (*)	34.5%	36.2%	-1.7	p.p.	41.3%	-6.8	p.p.	34.5%	41.3%	-6.8	p.p.
Net additions (thousand)	85	42	102.6%		279	-69.5%		331	888	-62.7%
Contract	13	24	-46.1%		12.0	7.7%		69	18	281.1%
Prepaid	72	18	301.0%		267	-73.0%		263	870	-69.8%
Market Share of net additions (*)	13.6%	10.0%	3.6	p.p.	27.6%	-14.0	p.p.	15.2%	37.0%	-21.8	p.p.
Market penetration (*)	51.4%	47.8%	3.6	p.p.	39.8%	11.6	p.p.	51.4%	39.8%	11.6	p.p.

SAC (R$)	129	159	-18.8%		120	7.5%		143	137	4.3%

Monthly Churn	2.1%	1.8%	0.3	p.p.	1.1%	1.0	p.p.	1.7%	1.1%	0.6	p.p.
ARPU (in R$/month)	20.9	19.6	6.5%		22.4	-6.8%		20.9	25.0	-16.6%
Contract	78.6	71.2	10.4%		71.0	10.7%		75.9	70.3	8.0%
Prepaid	12.1	12.0	0.5%		14.8	-18.7%		12.7	17.1	-25.6%
Total MOU (minutes)	53	55	-3.0%		66	-19.2%		58	74	-21.7%
Contract	160	161	-0.5%		147	8.9%		162	155	4.5%
Prepaid	37	39	-6.1%		53	-30.9%		42	59	-28.7%

Employees	369	382	-3.4%		429	-14.0%		369	429	-14.0%

(*)	source: Anatel

Highlights of Global Telecom (GT)

•        Increase in the customer base by 12.8% over 4Q04 and by 3.0% over 3Q05, recording 2,910 thousand customers, with emphasis to the 23.0% growth in the postpaid customer base in relation to 4Q04, representing 20.8% of the acquisition mix in the accumulated total for 2005, within a competitive environment.

•        SAC decreased by 18.8% in relation to 3Q05, due to decrease in the total subsidy. In relation to 4Q04, the 7.5% increase is a result of the increase in expenses with commissions, publicity and subsidy in the postpaid segment, partially offset by a reduction in the prepaid subsidy.

•        The blended ARPU of R$ 20.9 recorded an increase of 6.5% in relation to the previous quarter, caused, among other factors, by an increase in the outgoing ARPU. The 10.7% increase in the postpaid ARPU in relation to 4Q04 offset the reduction of 6.8% in the total ARPU, mainly due to the reduction in the inbound ARPU and reduction in the fixed-mobile traffic.

•        The post-paid MOU increased by 8.9% in relation to 4Q04 and by 4.5% in the comparison between the accumulated total for 2005 and 2004, caused by the increase in the outgoing MOU of the post-paid segment. Total MOU was impacted by the reduction in the pre paid MOU, which is affected by the decrease in the inbound fixed-mobile traffic.

TELESP CELULAR PARTICIPAÇÕES S.A.

INCOME STATEMENTS - GLOBAL TELECOM S.A.

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	300.2	266.3	12.7%	271.5	10.6%	1,104.0	1,024.0	7.8%

Gross service revenues	229.8	213.8	7.5%	197.9	16.1%	883.2	766.9	15.2%
Deductions – Taxes and others	(51.6)	(48.6)	6.1%	(36.5)	41.4%	(195.5)	(138.4)	41.3%
Gross handset revenues	70.4	52.5	34.1%	73.6	-4.3%	220.8	257.1	-14.1%
Deductions – Taxes and others	(30.4)	(18.3)	66.1%	(24.0)	26.7%	(87.8)	(84.2)	4.3%
Net Revenues	218.2	199.3	9.5%	211.0	3.4%	820.7	801.4	2.4%

Net service revenues	178.2	165.1	7.9%	161.4	10.4%	687.7	628.3	9.5%
Subscription and Usage	70.6	77.6	-9.0%	64.3	9.8%	316.5	243.7	29.9%
Network usage	31.1	74.1	-58.0%	86.2	-63.9%	309.6	343.0	-9.7%
Other services	76.5	13.4	471.7%	10.9	601.8%	61.6	41.6	48.1%
Net handset revenues	40.0	34.2	17.0%	49.6	-19.4%	133.0	173.0	-23.1%

Operating Costs	(203.3)	(181.3)	12.1%	(153.8)	32.2%	(689.8)	(630.7)	9.4%

Personnel	(12.4)	(11.1)	11.7%	(11.9)	4.2%	(46.2)	(43.0)	7.4%
Cost of services rendered	(32.4)	(35.8)	-9.5%	(30.1)	7.6%	(138.5)	(113.4)	22.1%
Leased lines	(3.2)	(5.0)	-36.0%	(5.1)	-37.3%	(20.8)	(20.0)	4.0%
Interconnection	(3.1)	(4.7)	-34.0%	(5.6)	-44.6%	(18.0)	(19.0)	-5.3%
Rent/Insurance/Condominium fees	(4.1)	(4.0)	2.5%	(2.8)	46.4%	(15.4)	(9.8)	57.1%
Fistel and other taxes and contributions	(13.4)	(13.8)	-2.9%	(10.1)	32.7%	(54.6)	(38.0)	43.7%
Third-party services	(8.5)	(8.2)	3.7%	(6.1)	39.3%	(29.1)	(25.8)	12.8%
Others	(0.1)	(0.1)	0.0%	(0.4)	-75.0%	(0.6)	(0.8)	-25.0%
Cost of handsets	(59.2)	(50.3)	17.7%	(77.8)	-23.9%	(200.6)	(273.2)	-26.6%
Selling expenses	(93.0)	(77.3)	20.3%	(50.9)	82.7%	(284.8)	(205.6)	38.5%
Provision for bad debt	(42.3)	(16.3)	159.5%	3.2	n.a.	(72.0)	(6.6)	n.a.
Third-party services	(50.3)	(58.9)	-14.6%	(49.2)	2.2%	(204.0)	(185.7)	9.9%
Others	(0.4)	(2.1)	-81.0%	(4.9)	-91.8%	(8.8)	(13.3)	-33.8%
General & administrative expenses	(7.4)	(7.2)	2.8%	(10.0)	-26.0%	(25.4)	(24.6)	3.3%
Other operating revenue (expenses)	1.1	0.4	175.0%	26.9	-95.9%	5.7	29.1	-80.4%

Depreciation and Amortization	(75.9)	(95.1)	-20.2%	(64.3)	18.0%	(294.9)	(246.0)	19.9%

Net Financial Income	(27.6)	(21.2)	30.2%	(16.7)	65.3%	(101.3)	(101.9)	-0.6%
Financial Revenues	(8.4)	13.3	n.a.	13.6	n.a.	33.0	29.7	11.1%
Exchange rate variation / Monetary variation	(9.4)	12.1	n.a.	6.6	n.a.	24.3	13.4	81.3%
Other financial revenues	1.0	1.2	-16.7%	7.0	-85.7%	8.7	14.9	-41.6%
(-) Pis/Cofins taxes on financial revenues	0.0	0.0	n.a.	0.0	n.a.	0.0	1.4	-100.0%
Financial Expenses	(19.2)	(34.5)	-44.3%	(30.3)	-36.6%	(134.3)	(131.6)	2.1%
Exchange rate variation / Monetary variation	(7.7)	(1.9)	305.3%	(0.4)	n.a.	(30.7)	(6.4)	379.7%
Other financial expenses	(15.3)	(11.6)	31.9%	(12.5)	22.4%	(47.4)	(91.2)	-48.0%
Gains (Losses) with derivatives transactions	3.8	(21.0)	n.a.	(17.4)	n.a.	(56.2)	(34.0)	65.3%
Non-operating revenue/expenses	(5.4)	0.0	n.a.	(5.7)	-5.3%	(5.4)	(5.3)	1.9%
Taxes	0.0	19.1	n.a.	0.0	n.a.	0.0	2.3	n.a.

Net Income	(94.0)	(79.2)	18.7%	(29.5)	218.6%	(270.7)	(180.2)	50.2%

TELESP CELULAR PARTICIPAÇÕES S.A.

CONSOLIDATED OPERATING PERFORMANCE - TELE CENTRO OESTE PARTICIPAÇÕES S.A.

								Accum.
	4 Q 05	3 Q 05	Δ%		4 Q 04	Δ%		2005	2004	Δ%
Total number of customers (thousand)	6,815	6,561	3.9%		5,820	17.1%		6,815	5,820	17.1%
Contract	970	978	-0.8%		945	2.6%		970	945	2.6%
Prepaid	5,845	5,583	4.7%		4,875	19.9%		5,845	4,875	19.9%
Market Share (*)	45.5%	47.0%	-1.5	p.p.	51.3%	-5.8	p.p.	45.5%	51.3%	-5.8	p.p.
Net additions (thousand)	255	75	239.5%		513	-50.4%		995	1,708	-41.8%
Contract	(8)	0	n.a.		5	n.a.		25	(4)	n.a.
Prepaid	262	75	249.8%		508	-48.4%		970	1,712	-43.3%
Market Share of net additions (*)	24.8%	10.7%	14.1	p.p.	34.8%	-10.0	p.p.	45.5%	51.3%	-5.8	p.p.
Market penetration (*)	44.0%	41.0%	3.0	p.p.	34.8%	9.2	p.p.	44.0%	34.8%	9.2	p.p.

SAC (R$)	101	122	-17.6%		124	-18.9%		129	108	19.0%

Monthly Churn	1.6%	1.9%	-0.3	p.p.	2.3%	-0.6	p.p.	1.6%	2.0%	-0.4	p.p.
ARPU (in R$/month)	24.6	26.5	-7.3%		30.5	-19.4%		25.9	32.0	-19.0%
Contract	86.8	91.0	-4.6%		82.4	5.3%		83.7	84.2	-0.6%
Prepaid	12.4	13.0	-4.5%		16.3	-23.8%		13.5	16.9	-20.2%
Total MOU (minutes)	68	72	-6.2%		86	-21.4%		73	87	-15.7%
Contract	225	236	-4.7%		213	5.6%		221	208	6.2%
Prepaid	38	40	-5.1%		55	-31.0%		43	55	-21.0%

Employees	1,276	1,263	1.0%		1,357	-6.0%		1,276	1,357	-6.0%

(*)	source: Anatel

Consolidated TCO’s Operating Highlights

•        Continued market leadership as a result of the increase in the customer base by 17.1% in the last 12 months, with 2.6% growth of the prepaid customer base, despite strong competition.

•        SAC decreased by 18.9% and 17.6% in the comparison between 4Q04 and 3Q05, respectively, as a result of the reduction in the total subsidy, however continuing with the customer retention efforts, specially the medium and high end ones.

•        The postpaid ARPU of R$ 86.8 increased by 5.3% in relation to 4Q04, due to the increase in the outgoing ARPU, despite the change in the customer mix. In the year over year, the 0.6% reduction was mainly due to a drop in the inbound ARPU. The blended ARPU of R$ 24.6 recorded a 19.0% increase over 2004, reflecting a decrease in the prepaid ARPU, due, among other factors, to the outgoing traffic and the MOU of the prepaid.

•        The post-paid MOU increased by 6.2% and 5.6% in relation to the accumulated total for 2005 and 4Q04, respectively, due to the increase in the post-paid outgoing MOU. On the other hand, the total MOU was impacted by the changes in the customer mix, once the prepaid MOU is impacted by the reduction in the fixed-mobile inbound traffic.

TELESP CELULAR PARTICIPAÇÕES S.A.

INCOME STATEMENTS - TELE CENTRO OESTE PARTICIPAÇÕES S.A.

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	849.3	813.9	4.3%	820.0	3.6%	3,171.6	2,949.7	7.5%

Gross service revenues	672.5	698.7	-3.7%	663.7	1.3%	2,650.6	2,462.9	7.6%
Deductions – Taxes and others	(183.5)	(178.5)	2.8%	(158.7)	15.6%	(677.9)	(583.3)	16.2%
Gross handset revenues	176.8	115.2	53.5%	156.3	13.1%	521.0	486.8	7.0%
Deductions – Taxes and others	(96.6)	(55.6)	73.7%	(52.4)	84.4%	(222.2)	(155.9)	42.5%
Net Revenues	569.2	579.8	-1.8%	608.9	-6.5%	2,271.5	2,210.5	2.8%

Net service revenues	489.0	520.2	-6.0%	505.0	-3.2%	1,972.7	1,879.6	5.0%
Subscription and Usage	290.2	309.1	-6.1%	274.0	5.9%	1,124.6	981.8	14.5%
Network usage	178.7	188.4	-5.1%	220.7	-19.0%	761.9	840.1	-9.3%
Other services	20.1	22.7	-11.5%	10.3	95.1%	86.2	57.7	49.4%
Net handset revenues	80.2	59.6	34.6%	103.9	-22.8%	298.8	330.9	-9.7%

Operating Costs	(453.1)	(396.6)	14.2%	(403.8)	12.2%	(1,622.2)	(1,319.2)	23.0%

Personnel	(40.7)	(37.1)	9.7%	(37.6)	8.2%	(153.5)	(141.7)	8.3%
Cost of services rendered	(78.2)	(63.8)	22.6%	(37.1)	110.8%	(277.5)	(165.6)	67.6%
Leased lines	(11.5)	(11.1)	3.6%	(6.2)	85.5%	(39.7)	(25.1)	58.2%
Interconnection	(16.1)	(14.2)	13.4%	(13.8)	16.7%	(58.9)	(72.9)	-19.2%
Rent/Insurance/Condominium fees	(4.8)	(5.5)	-12.7%	(3.2)	50.0%	(15.5)	(16.0)	-3.1%
Fistel and other taxes and contributions	(28.4)	(27.3)	4.0%	(5.1)	456.9%	(109.3)	(12.3)	788.6%
Third-party services	(14.9)	(4.5)	231.1%	(8.2)	81.7%	(47.9)	(35.5)	34.9%
Others	(2.5)	(1.2)	108.3%	(0.6)	316.7%	(6.2)	(3.8)	63.2%
Cost of handsets	(126.0)	(92.4)	36.4%	(196.0)	-35.7%	(498.6)	(556.0)	-10.3%
Selling expenses	(219.1)	(165.4)	32.5%	(119.3)	83.7%	(627.8)	(395.8)	58.6%
Provision for bad debt	(113.0)	(56.2)	101.1%	(19.2)	488.5%	(224.6)	(68.3)	228.8%
Third-party services	(102.4)	(91.4)	12.0%	(90.9)	12.7%	(367.2)	(296.5)	23.8%
Others	(3.7)	(17.8)	-79.2%	(9.2)	-59.8%	(36.0)	(31.0)	16.1%
General & administrative expenses	(26.8)	(33.9)	-20.9%	(26.9)	-0.4%	(108.2)	(84.1)	28.7%
Other operating revenue (expenses)	37.7	(4.0)	n.a.	13.1	187.8%	43.4	24.0	80.8%

Depreciation and Amortization	(70.3)	(67.9)	3.5%	(58.2)	20.8%	(262.8)	(210.0)	25.1%

Net Financial Income	23.8	39.5	-39.7%	11.4	108.8%	117.1	62.2	88.3%
Financial Revenues	42.3	58.4	-27.6%	39.3	7.6%	201.4	158.5	27.1%
Exchange rate variation / Monetary variation	(2.1)	4.7	n.a.	5.0	n.a.	11.0	5.1	115.7%
Other financial revenues	52.8	59.7	-11.6%	42.8	23.4%	204.9	173.9	17.8%
(-) Pis/Cofins taxes on financial revenues	(8.4)	(6.0)	40.0%	(8.5)	-1.2%	(14.5)	(20.5)	-29.3%
Financial Expenses	(18.5)	(18.9)	-2.1%	(27.9)	-33.7%	(84.3)	(96.3)	-12.5%
Exchange rate variation / Monetary variation	(2.0)	2.5	n.a.	(3.2)	-37.5%	(7.6)	(25.6)	-70.3%
Other financial expenses	(16.1)	(15.8)	1.9%	(10.6)	51.9%	(56.4)	(49.7)	13.5%
Gains (Losses) with derivatives transactions	(0.4)	(5.6)	-92.9%	(14.1)	-97.2%	(20.3)	(21.0)	-3.3%
Non-operating revenue/expenses	(2.9)	0.0	n.a.	(7.0)	-58.6%	0.1	(9.1)	n.a.
Taxes	(3.5)	(62.3)	-94.4%	(21.7)	-83.9%	(164.6)	(224.1)	-26.6%
Minority Interest	0.0	0.0	n.a.	0.0	n.a.	0.0	(3.2)	n.a.

Net Income	63.2	92.5	-31.7%	129.6	-51.2%	339.1	507.1	-33.1%

TELESP CELULAR PARTICIPAÇÕES S.A.

VIVO – Investor Relations

Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza

Phone: +55 11 5105-1172

Email: ir@vivo.com.br

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company’s management. The terms “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects”, “aims” and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

TELESP CELULAR PARTICIPAÇÕES S.A.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders’ Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company’s total number of customers / number of customers in its operating area.

Market share of net additions: participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

SAC – acquisition cost per customer = (70% marketing expenses + distribution network costs + handsets subsidy) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

Note Regarding Presentation of Financial Information

The Company prepares its financial statements in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting practices derived from the Brazilian corporation law, regulations applicable to public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”). Brazilian GAAP differs in significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For an explanation of these differences as they relate to Telesp Celular Participações S.A. (“TCP”), see note 21 to TCP’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in TCP’s Prospectus dated January 24, 2006, included in the Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410) (“Prospectus”), and note 37 to TCP’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 included in TCP’s Annual Report on Form 20-F for the year ended December 31, 2004, which is incorporated by reference in the Prospectus. For an explanation of these differences as they relate to Celular CRT Participações S.A. (“Celular CRT”), see note 31 to Celular CRT’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 19 to Celular CRT’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005, in each case included in the Prospectus.

VIVO, SOUTH HEMISPHERE’S LARGEST WIRELESS COMMUNICATION GROUP ANNOUNCES FOURTH QUARTER AND YEAR 2005 CONSOLIDATED RESULTS OF CELULAR CRT PARTICIPAÇÕES S.A.

Porto Alegre – Brazil, February 23, 2006 – Celular CRT Participações S.A. - “CRTPart” (BOVESPA: CRTP3 (ON = Common Shares) / CRTP5 (PN = Preferred Shares)) announces today its consolidated results for the fourth quarter of 2005 and year 2005 (4Q05 and 2005). Celular CRT Participações is the holding company that controls 100% of Celular CRT S.A., an A Band wireless telecommunication service provider in the State of Rio Grande do Sul. CELULAR CRT is the leader in an area that represents 3% of the Brazilian territory and over 6% of the total Brazilian population.

HIGHLIGHTS

								Accum.
R$ million	4 Q 05	3 Q 05	Δ%		4 Q 04	Δ%		2005	2004	Δ%
Net Operating Revenue	290.1	313.0	-7.3%		322.0	-9.9%		1,182.3	1,174.3	0.7%
Net service revenues	256.6	277.6	-7.6%		260.4	-1.5%		1,052.1	977.2	7.7%
Net handset revenues	33.5	35.4	-5.4%		61.6	-45.6%		130.2	197.1	-33.9%
Total Operating Costs	(206.5)	(207.4)	-0.4%		(226.0)	-8.6%		(802.4)	(748.1)	7.3%
Depreciation and Amortization	(57.7)	(56.6)	1.9%		(53.2)	8.5%		(221.3)	(205.5)	7.7%
Net Income	26.2	38.6	-32.2%		50.1	-47.7%		129.3	182.0	-29.0%
Profit per share (R$ per share)	0.79	1.16	-32.2%		1.55	-49.2%		3.89	5.63	-30.9%
Number of shares (million)	33.3	33.3	0.0%		32.4	2.9%		33.3	32.4	2.9%
Capex	76.3	72.4	5.4%		97.3	-21.6%		239.2	204.3	17.1%
Capex over net revenues	26.3%	23.1%	3.2	p.p.	30.2%	-3.9	p.p.	20.2%	17.4%	2.8	p.p.
Operating cash flow	7.3	33.2	-78.0%		(1.3)	n.a.		140.7	221.9	-36.6%
Customers (thousand)	3,387	3,391	-0.1%		3,215	5.3%		3,387	3,215	5.3%
Net additions (thousand)	(5)	32	-114.4%		262	-101.8%		172	692	-75.2%

Celular CRT, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), Tele Leste Celular Participações S.A., and Tele Sudeste Celular Participações S.A., make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand is Top of Mind within its coverage area. VIVO Group is a pioneer in 3rd generation services in Brazil, having launched the CDMA EV-DO technology in the main cities of the country and having won more than 40 prizes in 2005. In December 2005, VIVO Group exceeded 29 million customers, thus keeping its market leadership.

CELULAR CRT PARTICIPAÇÕES S.A.

HIGHLIGHTS 4Q05

•        Christmas campaign focused on highest value market segments.

•        Celular CRT’s customer base rose 5.3% over 4Q04, recording 3,387 thousand customers.

•        Celular CRT’s postpaid customer base rose 5.2% over 4Q04, in line with the Company’s strategy.

•        Acquisition mix in 2005 presented an increase in the postpaid segment which represented 23.8% of net adds, 9.2 p.p. up when compared to 2004

•        SAC dropped by 17.5% in the quarter, reflecting the Company’s commercial efforts and better commercial costs.

•        Outgoing post-paid MOU grew by 8.3% over 2004.

•        Net service revenue rose 7.7% comparing accumulated numbers for 2005 and 2004, reflecting the Company’s commercial efforts.

•        Sustained growth of data revenues, that increased by 43.4% over the previous year, accounting for 8.7% of the net services revenue in 4Q05.

•        Celular CRT’s overlay project was completed in 2005, the purpose of which was to implement 1XRTT technology in 100% of the municipalities covered in the state of Rio Grande do Sul (343 municipalities).

•        Deployment of Corporate VIVO Play 3G, service based on a 3rd Generation technology that offers cellular access to multimedia contents, consolidating the absolute Leadership in innovation and diversity of services launched on the market. Successful in the differentiation strategy as regards its competitors with quality and innovating services.

•        Net financial result rose 51.9% in the accumulated for 2005 in comparison with the last year.

2

CELULAR CRT PARTICIPAÇÕES S.A.

VIVO	Vivo launched a campaign in October 2005, called “Vivo e Você na Copa” (Vivo and You in the World Soccer Cup), which is focused on the current customer base (post and prepaid), aiming at increasing profitability. Such campaign will take 75 customers with companion to watch Brazil’s games in the 2006 World Soccer Cup, being valid until March 31, 2006. To end the year, Vivo granted an unprecedented and quite attractive benefit, easily understood by the customers, which was intended to exploit freedom in using wireless phones with the “Natal Bônus Livre” (Free Bonus Christmas), a bonus of R$ 40/month (during 6 months) for local calls to any direction (wireless or fixed telephone), conditioned upon monthly recharge and payment on time of postpaid bills, in addition to a data package (SMS and MMS).

Distribution Channels	On December 31, 2005, Celular CRT Participações had more than 30 own purchase points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling more than 1,100 points of purchase, which are able to market services and cellular handsets, thus also making the Company also a leader in number of distribution channels.

Technological Innovation	The Celular CRT’s overlay project was completed in 2005, the purpose of which was to implement the 1XRTT technology in 100% of the municipalities served in Rio Grande do Sul state (343 municipalities). A total of 109 cities had such technology installed in 2005. Another important fact was the digitalization service provided to 100% of the municipalities served by CRT Part.

Basis for Presentation of Results	The 2005 and 2004 accumulated figures correspond to the values recorded in the twelve-month period ended on December 31 of the above mentioned years.
Some information disclosed for 4Q04, 3Q05 and accumulated 2004 were re-classified, as applicable, for comparison purposes. Disclosed totals are subject to differences, due to rounding-up procedures.

3

CELULAR CRT PARTICIPAÇÕES S.A.

CONSOLIDATED OPERATING PERFORMANCE - CRT

								Accum.
	4 Q 05	3 Q 05	Δ%		4 Q 04	Δ%		2005	2004	Δ%
Total number of customers (thousand)	3,387	3,391	-0.1%		3,215	5.3%		3,387	3,215	5.3%
Contract	829	854	-3.0%		788	5.2%		829	788	5.2%
Prepaid	2,558	2,537	0.8%		2,427	5.4%		2,558	2,427	5.4%
Market Share (*)	48.3%	50.3%	-2.0	p.p.	54.8%	-6.5	p.p.	48.3%	54.8%	-6.5	p.p.
Net additions (thousand)	(5)	32	n.a.		262	n.a.		172	692	-75.2%
Contract	(26)	12	n.a.		53	n.a.		41	101	-59.4%
Prepaid	21	20	4.6%		209	-90.0%		131	591	-77.9%
Market Share of net additions (*)	-1.7%	13.6%	-15.3	p.p.	36.0%	-37.7	p.p.	15.2%	41.8%	-26.6	p.p.
Market penetration (*)	65.6%	63.5%	2.1	p.p.	55.2%	10.4	p.p.	65.6%	55.2%	10.4	p.p.

SAC (R$)	158	192	-17.5%		142	11.5%		177	135	31.5%

Monthly Churn	2.4%	1.6%	0.8	p.p.	1.5%	0.9	p.p.	1.8%	1.6%	0.2	p.p.
ARPU (in R$/month)	25.2	27.4	-8.0%		28.7	-12.0%		26.3	29.1	-9.5%
Contract	63.7	72.7	-12.4%		65.3	-2.5%		65.9	66.8	-1.3%
Prepaid	11.7	11.3	3.2%		15.7	-25.5%		12.3	15.1	-18.3%
Total MOU (minutes)	63	68	-7.7%		77	-18.5%		68	80	-14.8%
Contract	155	168	-7.5%		159	-2.2%		159	157	1.1%
Prepaid	31	34	-8.1%		49	-36.3%		37	52	-28.4%

Employees	435	449	-3.1%		538	-19.1%		435	538	-19.1%

(*)	source: Anatel

Operating Highlights

•        Maintenance of market leadership as a result of the increase in the customer base by 5.3% in relation to 4Q04, reaching 3,387 thousand customers, with 5.2% growth in the post-paid customer base in the same period.

•        SAC decreased by 17.5% in relation to the 3Q05 due to lower expenses with subsidies. The 11.5% increase over 4Q04 is due to the increase in expenses with commissions, publicity and subsidy in the postpaid segment, partially offset by lower subsidies in the prepaid segment.

•        The postpaid ARPU, in the amount of R$ 65.9, down 1.3% in relation to 2004, is impacted by the partial Bill & Keep effect and by the customer profile adequacy programs, such as Vivo Ideal, client care and customer loyalty campaigns. The blended ARPU, in the amount of R$ 26.3, recorded a 9.5% reduction in relation to 2004, reflecting a reduction in the prepaid ARPU, due to the outgoing traffic and the MOU of such segment among other factors

•        Postpaid MOU increased by 1.1% in 2005, due to the increase in the outgoing MOU, offsetting the 14.8% reduction in the Total MOU in relation to 2004, affected by the drop in the prepaid outgoing MOU. It must be reminded that the prepaid MOU is impacted by the reduction in fixed-mobile inbound traffic.

4

CELULAR CRT PARTICIPAÇÕES S.A.

NET OPERATING REVENUES - CRT

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Subscription and Usage	152.5	164.1	-7.1%	131.4	16.1%	596.4	490.4	21.6%
Network usage	90.7	95.1	-4.6%	109.7	-17.3%	391.9	437.3	-10.4%
Other services	13.4	18.4	-27.2%	19.3	-30.6%	63.8	49.5	28.9%
Net service revenues	256.6	277.6	-7.6%	260.4	-1.5%	1,052.1	977.2	7.7%

Net handset revenues	33.5	35.4	-5.4%	61.6	-45.6%	130.2	197.1	-33.9%
Net Revenues	290.1	313.0	-7.3%	322.0	-9.9%	1,182.3	1,174.3	0.7%

Net Services Revenue	The net services revenue grew 7.7% in 2005, when compared to 2004, recording R$ 256.6 million in the quarter and R$ 1,052.1 million in the 2005 figures. Such result is consequence of the increase in the customer base (keeping the mix), partially offset by the effects of profile adequacy procedures, such as Vivo Ideal and customer loyalty campaigns.

Regarding the 7.7% growth in the net service revenue, it must be highlighted that “subscription and usage revenue” recorded a 21.6% increase over 2004, and 16.1% over the 4Q04, due to the increase in the total traffic, specially impelled by the outgoing traffic. In the compounded service revenue, this increase was partially offset by a reduction in the inbound traffic revenue, as a result of the transition from fixed-to-mobile traffic to mobile-to-mobile traffic, with consequent drop in interconnection revenue and the partial Bill & Keep effect.

Data revenues in 4Q05 were up 14.5% in the year-to-year comparison, representing 8.7% of the net service revenues (7.5% in 4Q04) and for the year it grew 43.4%, representing 8.9% of net service revenue. This increase has continued to occur due to a more widespread access and use of such services, in addition to the several services launched on the market and the increase in the customer base. The SMS accounted for 70.1% of data revenues in 4Q05. Average number of SMS messages sent per month in 2005 was approximately 23.6 million.

5

CELULAR CRT PARTICIPAÇÕES S.A.

OPERATING COSTS - CRT

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Personnel	(16.8)	(14.8)	13.5%	(16.9)	-0.6%	(61.3)	(59.5)	3.0%
Cost of services rendered	(42.3)	(46.8)	-9.6%	(34.7)	22.0%	(170.4)	(145.5)	17.1%
Leased lines	(6.5)	(8.1)	-19.8%	(6.4)	0.9%	(28.2)	(25.1)	12.4%
Interconnection	(4.4)	(9.1)	-51.6%	(6.4)	-31.6%	(26.1)	(27.6)	-5.4%
Rent/Insurance/Condominium fees	(4.1)	(5.3)	-22.6%	(3.2)	26.5%	(19.1)	(15.8)	20.9%
Fistel and other taxes and contributions	(14.4)	(14.7)	-2.0%	(12.2)	18.1%	(58.9)	(47.1)	25.1%
Third-party services	(12.8)	(9.5)	34.7%	(5.9)	115.2%	(37.7)	(29.3)	28.7%
Others	(0.1)	(0.1)	0.0%	(0.4)	-75.6%	(0.4)	(0.6)	-33.3%
Cost of goods sold	(54.3)	(59.3)	-8.4%	(100.1)	-45.8%	(224.2)	(302.3)	-25.8%

Selling expenses	(81.5)	(75.0)	8.7%	(64.2)	26.9%	(298.5)	(209.6)	42.4%

Provision for bad debt	(19.7)	(8.4)	134.5%	(5.1)	286.3%	(50.8)	(21.9)	132.0%
Third-party services	(58.0)	(63.3)	-8.4%	(55.5)	4.5%	(235.1)	(176.0)	33.6%
Others	(3.8)	(3.3)	15.2%	(3.6)	5.6%	(12.6)	(11.7)	7.7%
General & administrative expenses	(15.8)	(15.8)	0.0%	(18.7)	-15.5%	(60.1)	(58.5)	2.7%
Other operating revenues (expenses)	4.2	4.3	-2.3%	8.6	-51.2%	12.1	27.3	-55.7%

Total costs before depreciation / amortization	(206.5)	(207.4)	-0.4%	(226.0)	-8.6%	(802.4)	(748.1)	7.3%

Depreciation and amortization	(57.7)	(56.6)	1.9%	(53.2)	8.5%	(221.3)	(205.5)	7.7%
Total operating costs	(264.2)	(264.0)	0.1%	(279.2)	-5.4%	(1,023.7)	(953.6)	7.4%

Personnel Cost	The increase in personnel cost in the comparison between 4Q05 and 3Q05 is due to the application of salary adjustments caused by the collective bargaining agreement in November/2005, impacting on the provisions for the year and benefit adjustments. The 3% growth registered in 2005 as compared to 2004 is due to the collective bargaining in 2004, counterbalanced by adjustments in headcount.

Cost of Services Rendered	The 22.0% increase in the cost of services rendered in relation to 4Q04 is a result of the increase in the Fistel Fee due to increase in the average customer base by 11.0%, increase in expenses with outsourced services, specially in connection with plant maintenance and electric power, increase in network sites rental (CDMA implementation in TDMA areas), and increase of coverage area. In relation to the year-to-date figures, the 17.1% increase in 2005 was caused by the increase in the Fistel Fee due to the increase in the average customer base by 16%, interconnection costs (network and transmission elements), outsourced services, as well as property lease and data circuits.

6

CELULAR CRT PARTICIPAÇÕES S.A.

Cost of Goods Sold	Cost of goods sold in 2005 decreased by 25.8% over 2004 and 45.8% over 4Q04, due to the decreased number of activated handsets, better cost structure and handset mix, partially offset by the incentive to change TDMA terminals for CDMA terminals.

Selling Expenses	In 4Q05, selling expenses recorded a 26.9% increase over 4Q04, caused by an increase in expenses with third-party services, especially the ones associated to publicity, commissions, and post-sale “client care”, impacting the SAC, which recorded 11.5% growth over 4Q04, which, on its turn, was impelled by the postpaid service (related to increase of total customer base recorded in 2005). In the full year 2005, the 42.4% growth is due to increase in expenses with third-party services.

The Provision for Bad Debt – PBD recorded the amount of R$ 19.7 million in 4Q05 and R$ 50.8 million in the year 2005.

In addition to the effect from adjustments in the recognition of the acquisition of customers, it must be mentioned that the company provisioned revenue from receivables of calls made through the networks of other operators. Such values, according to the present regulation are obligatorily paid to the cited operators, independently of recognition of such calls from our clients. It must be said that structural measures and process actions have been adopted, including substitution of systems and certification of analog networks and TDMA of other operators to substantially reduce said expenses.

Disregarding the above mentioned effects, we estimate that the PDD would have recorded R$ 17.4 million for 4Q05 and R$ 38.6 million for year 2005, in line with the business evolution.

General and Administrative Expenses	In the 4Q05, the 15.5% reduction in general and administrative expenses in comparison to 4Q04 is due to the reduction in the expenses with third-party services, especially public utilities. In the 2005 year-to-date figure, the 2.7% increase over 2004 is due to the increase in the lease costs.

Other Operating Revenues / Expenses	In 4Q05, the 51.2% reduction in relation to 4Q04 is due to an extraordinary effect that increased the amount in the 4Q04. In the 2005 the 55.7% reduction in relation to 2004 is due to a non-recurring adjustment in the reversal of the provision in the amount of R$ 14.5 million effected in 2004.

Depreciation and Amortization	Depreciation and amortization expenses totaled R$ 57.7 million in the 4Q05 and R$ 221.3 million in 2005, representing 8.5% and 7.7% increases, respectively, due to the investments, especially in the CDMA overlay network, as well as the addition caused by the increase resulting from new asset activations due to the conclusion of the works.

7

CELULAR CRT PARTICIPAÇÕES S.A.

FINANCIAL REVENUES (EXPENSES) - CRT

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Financial Revenues	12.5	36.2	-65.5%	16.8	-25.6%	123.6	106.4	16.2%
Exchange rate variation / Monetary variation	(6.9)	10.7	n.a.	(7.90)	-12.7%	34.6	24.4	41.8%
Other financial revenues	19.2	25.7	-25.3%	24.4	-21.3%	89.1	88.7	0.5%
(-) Pis/Cofins taxes on financial revenues	0.2	(0.2)	n.a.	0.3	-33.3%	(0.1)	(6.7)	-98.5%
Financial Expenses	(6.6)	(22.6)	-70.8%	(19.0)	-65.3%	(84.4)	(80.6)	4.7%
Exchange rate variation / Monetary variation	(0.1)	(0.1)	0.0%	29.9	n.a.	(0.7)	(1.0)	-30.0%
Other financial expenses	(9.4)	(5.0)	88.0%	(15.2)	-38.2%	(24.5)	(36.1)	-32.1%
Gains (Losses) with derivatives transactions	2.9	(17.5)	n.a.	(33.70)	n.a.	(59.2)	(43.5)	36.1%
Net Financial Income	5.9	13.6	-56.6%	(2.2)	n.a.	39.2	25.8	51.9%

Financial Revenues	The net financial revenues of CRT Part in 4Q05 were lower by R$ 7.7 million when compared to 3Q05, specially due to the reduction in the interest rate earned on its net cash position (actual CDI of 4.74% in 3Q05 compared to 4.31% in 4Q05), as well as to the PIS/Cofins expense (R$ 3.2 million) ascertained on the basis of the allocation of the Interest on Own Capital referring to fiscal year 2005 which was paid in December.

In the comparison of the accumulated total for 2005 with the same period of 2004, CRT Part recorded an increase in the net financial revenue, mainly due to an increase in the rate of the actual CDI earned for the period on its net cash position (16.17% in 2004 against 19.0% in 2005).

Net Profit	The net profit in 4Q05 was R$ 26.2 million. The accumulated total for the year was R$ 129.3 million.

8

CELULAR CRT PARTICIPAÇÕES S.A.

LOANS AND FINANCING - CRT

	Dec 31. 05	Sep 30. 05
	Nominated
	US$	US$
Lenders (R$ million)
Financial Institutions	142.7	140.7
Total	142.7	140.7

Exchange rate used	2.3407	2.2222

Payment Schedule - Long Term
2007	140.4
Total	140.4

NET DEBT - CRT

	Dec 31. 05	Sep 30. 05
Short Term	2.3	7.4
Long Term	140.4	133.3

Total debt	142.7	140.7

Cash and cash equivalents	(379.6)	(419.3)
Derivatives	18.9	24.9

Net Debt	(218.0)	(253.7)

Indebtedness	On December 31, 2005, Celular CRT’s debts related to loans and financing amounted to R$ 142.7 million (R$ 140.7 million on September 30, 2005), 100% of which is nominated in US Dollar. The Company has signed exchange rate hedging contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is reais-referenced. This debt was offset by cash and financial investments (R$ 379.6 million) and by derivative assets and liabilities (R$ 18.9 million payable) resulting in a net cash position of R$ 218.0 million, a 14.1% reduction in relation to September 2005.

The drop in cash funds in 4Q05 was mainly caused by the payment in December 2005 of Interest on Own Capital referring to fiscal year 2004 (R$ 18.6 million) and interim dividends referring to fiscal year 2005 (R$ 16.9 million).

CAPEX - CRT

				Accum.
R$ million	4 Q 05	3 Q 05	4 Q 04	2005	2004
Network	57.9	55.8	74.7	179.0	154.0
Other	18.4	16.6	22.6	60.2	50.3
Total	76.3	72.4	97.3	239.2	204.3

% Net Revenues	26.3%	23.1%	30.2%	20.2%	17.4%

Capital Expenditures (Capex)	Capital expenditures of R$ 76.3 million in the quarter, and of R$ 239.2 million in 2005, are basically due to the following factors: (i) more accelerated migration from TDMA to CDMA technology; (ii) information systems; (iii) maintenance of quality and expansion of the coverage in order to meet the growth of the customer base; and (iv) terminals and technology to the corporate segment.

9

CELULAR CRT PARTICIPAÇÕES S.A.

Capital Market	In 4Q05, the value of Celular CRT´s common shares (ON) and preferred shares (PN) increased by 37.6% and 13.2%, respectively, while the Bovespa Index (São Paulo Stock Exchange Index)increased by 5.9%. Between September and December, 2005, the Company’s PN shares were traded in 100% of the trading sessions, with an average daily trading volume of R$ 2.83 million. By the end of the quarter, CELULAR CRT’s ON and PN shares were traded at R$ 55.00 and R$ 60.00, respectively.

Corporate Restructuring	The managements of Telesp Celular Participações S.A. (“TCP”) and Celular CRT Participações S.A. (“CRTPart”), in the form and for the purposes of CVM Instructions no. 319/99 and 358/02, informed to the public that their respective Boards of Directors, on December 04, 2005, approved the proposal to be submitted to the shareholders of the Companies, of a corporate restructuring for merger of CRTPart into TCP.

The managements of TCP and CRTPart consider that the Corporate Restructuring, with the consequent concentration of the shareholders of both Companies and of CRTPart’s equity in one sole publicly-held company, with consequent extinguishment of CRTPart, will simplify the present organizational structure, by reducing costs and increasing the equity value for the shareholders, allow their shareholders to hold interest in a company with higher liquidity in the Brazilian and foreign stock exchanges, and make easier the unification, standardization and rationalization of the general management of TCP’s and CRTPart’s businesses, allowing enhanced synergies between the referred Companies, which, either directly or through the respective operators controlled by them, already use “VIVO” brand.

In the Shareholders Meeting of TCP and CRT Part, held on February 22, 2006, the Corporate Restructure was duly approved and Telesp Celular Participações will be named VIVO PARTICIPAÇÕES S.A.

10

CELULAR CRT PARTICIPAÇÕES S.A.

Social Responsibility

•        At the end of 2005, the Vivo Institute had already benefited more than 500 thousand persons in its sphere of influence through concentrated actions in education and environment, by means of partnerships with big institutions both in the private and in the public domains thus consolidating its performance.

•        The Programa Vivo Voluntário (Vivo Volunteer Program) that operates in projects directed to help persons with visual deficiency, in its year and a half of existence, has more than 600 collaborators.. In the last quarter 2005, inaugurated in Rio de Janeiro a tape recording studio and an audio library, two special places for the volunteers to tape read books and produce CDs that will be given to institutions that help people with visual deficiencies.

•        By means of na initiative undertaken in the 2005 Christmas, the volunteers collected more than 6,000 gift packages throughout the Country. The packages contained toys and clothes for children that were distributed to kids sponsored by entities that have signed partnership agreements with the VIVO institute.

•        Vivo and Vivo Institute were awarded several prizes in the last quarter of 2005, among which the following are worthy of mention: the Environment Case Prize, to Vivo’s Waste Management project, awarded by Valor Econômico newspaper; Abrafort Prize to Vivo Volunteer Program; Darcy Ribeiro Education Prize awarded by the Brazilian House of Representatives to “Escola Solidária” project, which is supported by the Institute; APCA Prize to ESPN’s Sports Caravan television project, supported by Vivo Institute, and one of the finalists of the Esso Journalism Prize; in addition to a mention to Vivo in the 2005 Good Corporate Citizenship for the support given to education projects, such as Young Excelling, carried out in partnership with Ayrton Senna Institute.

Main Prizes, Awards and Events

•        Vivo was awarded, in October, the Superbrand Awards 2005 trophy, delivered by Superbrands Brasil, an affiliate of Superbrands Global – an independent international organization engaged in worldwide brand evaluation and projection. This is the first national edition of this world project, which has been carried out for ten years in 50 countries.

•        Vivo was further awarded, in November, with two trophies in the 2005 edition of the B2B Quality Standard prize, sponsored by Padrão Editorial. 94 companies participate in this ranking. Vivo has been also outstanding in the Info 2005 Prize, sponsored by Revista Info, of Abril publishing company. The prized case was the Vivo Localiza service. Such prizes evidence the market’s recognition of our efforts, besides attesting to the quality of Vivo’s professional staff.

• Vivo Open Air, the largest open-air cinema in the world, was awarded a prize in December by Cool Magazine, being considered the best event by Cool Magazine for the second consecutive year.

• Vivo was awarded the title of Year’s Advertiser in Caboré 2005 Prize. Vivo is the Caboré’s year advertiser, which prize is awarded by Meio & Mensagem newspaper.

Subsequent Events	Vivo has launched the digital roaming service in Minas Gerais and in 6 Northeast states. Starting in January 30, Vivo postpaid customers who buy a Motorola A840 – GLOBALMOTO handset will have available an automatic digital roaming service in all Brazilian states, in addition to the international roaming in more than 170 countries in the five continents, using the same handset and same Vivo telephone number.

11

CELULAR CRT PARTICIPAÇÕES S.A.

BALANCE SHEET - CRT

R$ million	Dec 31.05	Dec 31.04
ASSETS
Current Assets	974.8	1,105.3

Cash and banks	4.8	6.8
Temporary cash investments	374.8	485.9
Net accounts receivable	333.4	262.5
Inventory	33.1	105.5
Advances to suppliers	1.8	3.3
Deferred and recoverable taxes	177.7	186.4
Derivatives transactions	0.1	6.1
Prepaid Expenses	27.1	21.7
Other current assets	22.0	27.1

Long Term Assets	96.1	72.6

Derivatives transactions	0.0	11.7
Deferred and recoverable taxes	82.8	45.6
Prepaid Expenses	1.9	5.9
Other long term assets	11.4	9.4

Permanent Assets	763.2	744.2

Investment	0.3	0.6
Plant, property and equipment	762.1	743.1
Deferred assets	0.8	0.5

Total Assets	1,834.1	1,922.1

LIABILITIES

Current Liabilities	456.1	690.1

Personnel, tax and benefits	8.6	9.3
Suppliers and Consignment	267.7	347.2
Taxes, fees and contributions	82.3	78.4
Interest on own capital	22.5	68.4
Loans and financing	2.3	108.7
Contingencies provision	7.4	4.7
Derivatives transactions	2.2	4.1
Other current liabilities	63.1	69.3

Long Term Liabilities	167.4	170.4

Loans and financing	140.4	159.3
Contingencies provision	2.6	2.0
Derivatives transactions	16.7	1.2
Other long term liabilities	7.7	7.9

Shareholder’s Equity	1,210.6	1,061.6

Total Liabilities	1,834.1	1,922.1

12

CELULAR CRT PARTICIPAÇÕES S.A.

INCOME STATEMENTS - CRT

	According to Corporate Law
						Accum.
R$ million	4 Q 05	3 Q 05	Δ%	4 Q 04	Δ%	2005	2004	Δ%
Gross Revenues	422.3	453.4	-6.9%	439.3	-3.9%	1,678.2	1,552.1	8.1%

Gross service revenues	359.2	386.9	-7.2%	344.7	4.2%	1,432.0	1,260.4	13.6%
Deductions – Taxes and others	(102.7)	(109.3)	-6.0%	(84.3)	21.8%	(379.9)	(282.6)	34.4%
Gross handset revenues	63.1	66.5	-5.1%	94.6	-33.3%	246.2	291.7	-15.6%
Deductions – Taxes and others	(29.5)	(31.1)	-5.1%	(33.0)	-10.6%	(116.0)	(95.2)	21.8%
Net Revenues	290.1	313.0	-7.3%	322.0	-9.9%	1,182.3	1,174.3	0.7%

Net service revenues	256.6	277.6	-7.6%	260.4	-1.5%	1,052.1	977.2	7.7%
Subscription and Usage	152.5	164.1	-7.1%	131.4	16.1%	596.4	490.4	21.6%
Network usage	90.7	95.1	-4.6%	109.7	-17.3%	391.9	437.3	-10.4%
Other services	13.4	18.4	-27.2%	19.3	-30.6%	63.8	49.5	28.9%
Net handset revenues	33.5	35.4	-5.4%	61.6	-45.6%	130.2	197.1	-33.9%

Operating Costs	(206.5)	(207.4)	-0.4%	(226.0)	-8.6%	(802.4)	(748.1)	7.3%

Personnel	(16.8)	(14.8)	13.5%	(16.9)	-0.6%	(61.3)	(59.5)	3.0%
Cost of services rendered	(42.3)	(46.8)	-9.6%	(34.7)	22.0%	(170.4)	(145.5)	17.1%
Leased lines	(6.5)	(8.1)	-19.8%	(6.4)	0.9%	(28.2)	(25.1)	12.4%
Interconnection	(4.4)	(9.1)	-51.6%	(6.4)	-31.6%	(26.1)	(27.6)	-5.4%
Rent/Insurance/Condominium fees	(4.1)	(5.3)	-22.6%	(3.2)	26.5%	(19.1)	(15.8)	20.9%
Fistel and other taxes and contributions	(14.4)	(14.7)	-2.0%	(12.2)	18.1%	(58.9)	(47.1)	25.1%
Third-party services	(12.8)	(9.5)	34.7%	(5.9)	115.2%	(37.7)	(29.3)	28.7%
Others	(0.1)	(0.1)	0.0%	(0.4)	-75.6%	(0.4)	(0.6)	-33.3%
Cost of handsets	(54.3)	(59.3)	-8.4%	(100.1)	-45.8%	(224.2)	(302.3)	-25.8%
Selling expenses	(81.5)	(75.0)	8.7%	(64.2)	26.9%	(298.5)	(209.6)	42.4%
Provision for bad debt	(19.7)	(8.4)	134.5%	(5.1)	286.3%	(50.8)	(21.9)	132.0%
Third-party services	(58.0)	(63.3)	-8.4%	(55.5)	4.5%	(235.1)	(176.0)	33.6%
Others	(3.8)	(3.3)	15.2%	(3.6)	5.6%	(12.6)	(11.7)	7.7%
General & administrative expenses	(15.8)	(15.8)	0.0%	(18.7)	-15.5%	(60.1)	(58.5)	2.7%
Other operating revenue (expenses)	4.2	4.3	-2.3%	8.6	-51.2%	12.1	27.3	-55.7%

Depreciation and Amortization	(57.7)	(56.6)	1.9%	(53.2)	8.5%	(221.3)	(205.5)	7.7%

Net Financial Income	5.9	13.6	-56.6%	(2.2)	n.a.	39.2	25.8	51.9%
Financial Revenues	12.5	36.2	-65.5%	16.8	-25.6%	123.6	106.4	16.2%
Exchange rate variation / Monetary variation	(6.9)	10.7	n.a.	(7.9)	-12.7%	34.6	24.4	41.8%
Other financial revenues	19.2	25.7	-25.3%	24.4	-21.3%	89.1	88.7	0.5%
(-) Pis/Cofins taxes on financial revenues	0.2	(0.2)	n.a.	0.3	-33.3%	(0.1)	(6.7)	-98.5%
Financial Expenses	(6.6)	(22.6)	-70.8%	(19.0)	-65.3%	(84.4)	(80.6)	4.7%
Exchange rate variation / Monetary variation	(0.1)	(0.1)	0.0%	29.9	n.a.	(0.7)	(1.0)	-30.0%
Other financial expenses	(9.4)	(5.0)	88.0%	(15.2)	-38.2%	(24.5)	(36.1)	-32.1%
Gains (Losses) with derivatives transactions	2.9	(17.5)	n.a.	(33.7)	n.a.	(59.2)	(43.5)	36.1%
Interest on capital	18.6	0.0	n.a.	75.30	-75.3%	18.6	75.3	-75.3%
Non-operating revenue/expenses	(1.1)	0.1	n.a.	(4.6)	-76.1%	(3.3)	(7.8)	-57.7%
Taxes	(4.5)	(24.1)	-81.3%	14.1	n.a.	(65.2)	(56.7)	15.0%
Reversal of interest on capital	(18.6)	—	n.a.	(75.3)	-75.3%	(18.6)	(75.3)	-75.3%

Net Income	26.2	38.6	-32.2%	50.1	-47.7%	129.3	182.0	-29.0%

13

CELULAR CRT PARTICIPAÇÕES S.A.

VIVO – Investor Relations

Charles E. Allen Adriana Rio Costa Godinho Ana Beatriz Batalha Antonio Sergio M. Botega	Janaina São Felicio Maria Ednéia Pinto Pedro Gomes de Souza

Telephone: +55 11 5105-1172

Email: ri@vivo.com.br

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company’s management. The terms “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects”, “aims” and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

14

CELULAR CRT PARTICIPAÇÕES S.A.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure.

Current Capital (Short-term capital) = Current assets – Current liabilities.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders’ Equity.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions.

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA – (Code Division Multiple Access) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second.

CSP – Carrier Selection Code.

SMP – Personal Mobile Services.

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers’ handsets. WAP supports a specific language (WML) and specific applications (WML script).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected.

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period.

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users.

Blended ARPU – ARPU of the total customer base (contract + prepaid).

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2).

Market share = Company’s total number of customers / number of customers in its operating area.

Market share of net additions: participation of estimated net additions in the operating area.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users.

Market penetration = Company’s total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company’s operating area.

Productivity = number of customers / permanent employees.

Right planning programs – Customer profile adequacy plans

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC – Communication values per minute.

VC1 – Communication values for calls in the same area of the subscriber.

VC2 – Communication values for Calls posted outside the area code and inside the State.

VC3 – Communication values for Calls outside the State.

VU-M – Value of mobile use of the Cellular Operator network which the Fixed Telephone Operator pays for a call from a Fixed Phone to a Mobile Phone (interconnection fee).

15

Note Regarding Presentation of Financial Information

The Company prepares its financial statements in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting practices derived from the Brazilian corporation law, regulations applicable to public telecommunications service concessionaires and accounting regulations and procedures established by the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”). Brazilian GAAP differs in significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). For an explanation of these differences as they relate to Telesp Celular Participações S.A. (“TCP”), see note 21 to TCP’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 included in TCP’s Prospectus dated January 24, 2006, included in the Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410) (“Prospectus”), and note 37 to TCP’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 included in TCP’s Annual Report on Form 20-F for the year ended December 31, 2004, which is incorporated by reference in the Prospectus. For an explanation of these differences as they relate to Celular CRT Participações S.A. (“Celular CRT”), see note 31 to Celular CRT’s audited consolidated financial statements as of December 31, 2003 and 2004 and for the three years in the period ended December 31, 2004 and note 19 to Celular CRT’s unaudited consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005, in each case included in the Prospectus.

16

TELESP CELULAR PARTICIPAÇÕES S.A. (renamed VIVO PARTICIPAÇÕES S.A.) PUBLICLY-HELD COMPANY CNPJ/MF nº 02.558.074/0001-73 - NIRE 353001587.9-2

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY CNPJ/MF nº 02.558.132/0001-69 – NIRE 53300005800	TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY CNPJ/MF nº 02.558.129/0001-45 – NIRE 33300158806

TELE LESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY C.N.P.J 02.558.144/0001-93 – NIRE 35300326121	CELULAR CRT PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY CNPJ: 03.010.016/0001-73 – NIRE 43300039021

Notice to Shareholders

The management of Telesp Celular Participações S.A. (renamed Vivo Participações S.A. (“Vivo”), previously referred to as “TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) e Celular CRT Participações S.A. (“CRTPart”) (the “Companies”), respectively, announce that, on February 22, 2006, the extraordinary general shareholders’ meetings were held and approved the merger of shares of TCO in order to convert it into a wholly-owned subsidiary of Vivo (formerly TCP) and the merger of the companies TSD, TLE and CRTPart into Vivo (the “Corporate Restructuring”), as described in the Relevant Fact dated as of December 4, 2005.

1. Appraisal rights. Shareholders that hold common and preferred shares of Vivo (formerly TCP) and that dissented from the merger of the shares of TCO, and shareholders that hold common shares of TCO, TSD, TLE and CRTPart that dissented from the merger of these companies, as well as the shareholders that hold preferred shares of TSD that dissented from the resolution related to the merger of that company into Vivo (formerly TCP), shall be entitled to withdraw from the respective companies by means of the reimbursement of the shares that they are proven to have held on December 2, 2005, given that the Relevant Fact was released on December 4, 2005 (Sunday). The respective amounts of reimbursement of the shares of each of the aforementioned companies pursuant to the appraisal rights are those set forth in Items 2.3.1 and 2.3.3 of the Relevant Fact.

2. Deadline for the exercise of appraisal rights. Taking into account the publication, on February 24, 2006, of the minutes of the shareholders’ meetings that approved the Corporate Restructuring, the appraisal rights may be exercised by the shareholders mentioned in item 1, if they so choose, from February 24, 2006 to March 27, 2006.

3. Form and conditions to qualification.

We remind shareholders that intend to exercise appraisal rights that the partial exercise of such rights, with respect to a given type or class of shares, will not be permitted.

Shareholders whose shares are held in custody with the Brazilian stock exchanges shall exercise the appraisal rights, if they so choose, using the brokerage firms of their choice, by filling out a form entitled “Exercise of Appraisal Rights” to be provided by the brokerage firms.

Shareholders of Vivo, TCO, TSD and TLE whose shares are held in custody by BANCO ABN AMRO REAL S.A., as well as the shareholders of CRTPart, whose shares are held in custody by Banco Itaú S.A., depositary institutions for the book-entry shares of the companies, shall exercise appraisal rights by appearing at any branch of said institutions, during applicable local banking hours, and by filling out the form “Exercise of Appraisal Rights”, available at the financial institutions. In order to so, the shareholders must deliver authenticated copies of the following documents:

INDIVIDUALS: Enrollment with the Individual Taxpayers’ List (“CPF”), Identity Document (“RG”) and a current evidence of address (two months old, at most).

LEGAL ENTITY: Enrollment with the Corporate Taxpayers’ List (CNPJ), Bylaws/Articles of Association and the respective amendments, as well as the applicable documents of the individual partners/legal representatives (minutes of the election, CPF, RF and evidence of address).

Shareholders that will be represented by attorneys-in-fact shall deliver, besides the documents referred to above, the corresponding public instrument of power-of-attorney, which shall contain specific powers in order to allow the attorney-in-fact to exercise the appraisal rights on behalf of the shareholder and to request the reimbursement of the shares.

4. Trading of shares

The trading of the shares issued by the Companies shall be carried out as follows:

(a) The sale of shares issued by TCP, TCO, TLE, TSD and CRTPart via the banking convention (convênio bancário) shall be suspended between March 28, 2006 and April 17, 2006, inclusive;

(b) The transfer in the over-the-counter market of shares issued by TCP, TCO, TLE, TSD and CRTPart, as well as the blocking of transfers of shares through the OTA (Order for Transfer of Shares) mechanism at the depositary financial institution (Banco ABN Amro – Real S.A.) by a broker, shall be suspended between April 3, 2006 and April 17, 2006, inclusive;

(c) Assistance to shareholders of TCO, TLE, TSD and CRTPart for the transfer of shares, sale of shares and blocking of transfers of shares shall be carried out until March 31, 2006, it being understood that the shares of these companies that were purchased until March 30, 2006, inclusive (the last day of trading of the securities of TCO, TLE, TSD and CRTPart), shall entitle the holders of such shares to receive the new shares issued by Vivo (formerly TCP) resulting from the Corporate Restructuring;

(d) Trading on the stock exchanges of the shares issued by TCO, TLE, TSD and CRTPart will not be interrupted, and the trading on the stock exchanges of the shares issued by Vivo (former TCP) as from March 31, 2006, inclusive (the ex-merger date), will be carried out using the new ticker symbols “VIVO3” for common shares and “VIVO4” for preferred shares;

(e) As from April 17, 2006, the sale of shares, via banking convention, as well as the transfer of shares, in the over-the-counter market, shall be restarted, and at that time will consist of the trading of the shares issued by Vivo (formerly TCP) as a result of the merger of shares issued by TCO and the merger of TSD, TLE and CRTPart, approved on the shareholders’ meeting held on February 22, 2006.

The payment to the shareholders that opt to exercise appraisal rights shall be carried out beginning March 31, 2006.

São Paulo, February 23, 2006

Paulo Cesar Pereira Teixeira

Investor Relations Officer

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail

Important Notice: Investors in ADSs of TCP, TCO, TLE and TSD and U.S. holders of common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are urged to read the Prospectus, dated January 24, 2006, of TCP (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from TCP.

Forward-looking statements: This Notice to Shareholders contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future events. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual events to differ materially from current expectations.

Press Release

VIVO MERGERS APPROVED BY SHAREHOLDERS

São Paulo, Brazil, February 23, 2006 – The management of Telesp Celular Participações S.A. (NYSE: TCP) (“TCP”), Tele Centro Oeste Celular Participações S.A. (NYSE: TRO) (“TCO”), Tele Sudeste Celular Participações S.A. (NYSE: TSD) (“TSD”), Tele Leste Celular Participações S.A. (NYSE: TBE) (“TLE”) and Celular CRT Participações S.A. (“Celular CRT” and, collectively, the “Companies”) today announced the approval of the merger of shares of TCO with TCP and the merger of companies of TLE, TSD and Celular CRT into TCP by the voting shareholders of all the Companies at extraordinary general shareholders’ meetings held on February 22, 2006. TCP has been renamed “Vivo Participações S.A.” (“Vivo”) and will be the holding company of TCO and of the subsidiaries of TLE, TSD and Celular CRT.

TCP has further announced that the period for the exercise of appraisal rights by shareholders who have a right to exercise such rights begins on February 24, 2006 and ends on March 27, 2006. Further information on these appraisal rights is provided in a Notice to Shareholders, dated February 23, 2006, issued by the Companies. Although the mergers are legally effective, the common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are expected to continue to trade on the São Paulo Stock Exchange under their existing ticker symbols until March 30, 2006, and the American Depositary Shares (“ADSs”) of TCP, TCO, TLE and TSD are expected to continue trading on the New York Stock Exchange under their existing ticker symbols until the same date. Beginning on March 31, 2006, the common shares and preferred shares of Vivo are expected to trade on the São Paulo Stock Exchange under the ticker symbols “VIVO3” and “VIVO4,” respectively, and the ADSs of Vivo are expected to trade on the New York Stock Exchange under the ticker symbol “VIV.”

Important Notice: Investors in ADSs of TCP, TCO, TLE and TSD and U.S. holders of common shares and preferred shares of TCP, TCO, TLE, TSD and Celular CRT are urged to read the Prospectus, dated January 24, 2006, of TCP (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from TCP.

Forward-looking statements: This press release contains forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future events. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual events to differ materially from current expectations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer